                          SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC 20549

                                     Schedule 13D

                      Under the Securities Exchange Act of 1934

                               Brandywine Realty Trust
                                   (Name of Issuer)

                 Common Shares of Beneficial Interest, $.01 par value
                            (Title of Class of Securities)

                                      105368104
                                    (CUSIP Number)

            James A. Ounsworth, Senior Vice President and General Counsel
                             Safeguard Scientifics, Inc.
          800 The Safeguard Building, 435 Devon Park Drive, Wayne, PA 19087
                                    (610) 293-0600
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                   August 22, 1996
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Safeguard Scientifics, Inc.        #23-1609753

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)  /X/
                                                           (b)  / /
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    OO and WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                               / /

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

    7.   SOLE VOTING POWER

    8.   SHARED VOTING POWER
         1,550,000  (assuming exercise of 775,000 warrants)

    9.   SOLE DISPOSITIVE POWER

    10.  SHARED DISPOSITIVE POWER
         Same as #8 above

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    Same as #8 above

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/ /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    44.2%

14. TYPE OF REPORTING PERSON*
    CO

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Safeguard Scientifics (Delaware), Inc.       #51-1291171

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)  /X/
                                                           (b)  / /

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    OO and WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                               / /

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

    7.   SOLE VOTING POWER

    8.   SHARED VOTING POWER
         1,550,000 (assuming exercise of 775,000 Warrants)

    9.   SOLE DISPOSITIVE POWER

    10.  SHARED DISPOSITIVE POWER
         Same as #8 above

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    Same as #8 above

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/ /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    44.2%

14. TYPE OF REPORTING PERSON*
    CO

 ITEM 1. SECURITY AND ISSUER

    The title of the class of equity securities to which this Schedule 13D relates is Common Shares of Beneficial Interest ($.01 par value per share) of Brandywine Realty Trust (hereinafter referred to as the "Shares"). The name and address of the issuer of the Shares is Brandywine Realty Trust, Two Greentree Centre, Suite 100, Marlton, NJ 08053 (hereinafter referred to as the "Issuer").

ITEM 2.  IDENTITY AND BACKGROUND

    Set forth in Exhibit A hereto and the Schedules thereto is the name of each Reporting Person and the information required by Item 2 of Schedule 13D about the identity and background of that Reporting Person and its partners, directors, executive officers and controlling persons, if any, supplied by such Reporting Person.

    During the last five years, none of the Reporting Persons nor, to the best of each Reporting Person's knowledge, none of such Reporting Person's officers, directors, partners and controlling persons identified in Exhibit A and the schedules thereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All of the Reporting Persons and the officers, directors, partners and controlling persons of such Reporting Persons are United States citizens, except where otherwise indicated.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Pursuant to the terms of a Share and Warrant Purchase Agreement between Safeguard Scientifics, Inc. ("Safeguard") and Issuer dated as of July 31, 1996 (the "Share Purchase Agreement") executed in connection with the transaction described in Item 4 below, Issuer issued 775,000 Shares and an immediately exercisable warrant to purchase 775,000 Shares at an exercise price of $6.50 per Share (the "Warrant") to Safeguard Scientifics (Delaware), Inc. ("Safeguard Delaware") in exchange for Safeguard's indirect ownership interest in eight office and industrial buildings owned by a limited partnership in which Safeguard had a beneficial interest, and $426,250 in cash, the source of which was working capital.

ITEM 4.  PURPOSE OF TRANSACTION

    On August 22, 1996, the Issuer, Safeguard and its wholly-owned subsidiary, Safeguard Delaware, and The Nichols Company, a 40% owned affiliate of Safeguard, completed a transaction (the "Transaction") which involved, among other things,
(i) the issuance by the Issuer of the Shares and Warrant described in Item 3 above to Safeguard Delaware in exchange for $426,250 and Safeguard's indirect ownership interest in eight office and industrial buildings; and (ii) the formation by the Issuer of a Delaware limited partnership of which the Issuer is the general partner (the "Operating Partnership") which acquired an indirect ownership interest in additional office and industrial buildings previously owned by entities controlled by

Safeguard and/or The Nichols Company, in exchange for Units of Class A Limited Partnership Interests in the Operating Partnership ("Class A Units").

    The Reporting Persons acquired the Shares and Warrant as an investment in connection with the completion of the Transaction described in the preceding paragraph.

    In connection with the Transaction described above, the Issuer's Board of Trustees was expanded to seven members. Three individuals designated by Safeguard and The Nichols Company were elected to the Board of Trustees of the Issuer. In addition, a fourth Trustee was elected pursuant to the joint designation of Safeguard, The Nichols Company, and the Issuer. Two of the Trustees designated by Safeguard are Warren V. Musser, Safeguard's Chairman and Chief Executive Officer, and Anthony Nichols, the former President of The Nichols Company.

    In addition, in the Transaction Safeguard and The Nichols Company acquired Class A Units of the Operating Partnership. Safeguard and The Nichols Company each has the right to require the Operating Partnership, in certain circumstances, as described in Item 6 below, to redeem these Class A Units for cash. The Issuer, at its option, may elect to assume the Operating Partnership's obligation to redeem the Class A Units for cash and either pay the redemption price in cash or deliver Shares of the Issuer in exchange for Class A Units at an initial exchange ratio of one Share for each Class A Unit so redeemed.

    As a result of Safeguard's beneficial ownership of Shares of the Issuer and Safeguard's right to designate three of the seven trustees of the Issuer, as described in Item 6 below, Safeguard may be deemed to be a control person of the Issuer.

    Although the Reporting Persons have no current intention to do so, the Reporting Persons may, from time to time, determine to purchase additional Shares of the Issuer on the open market, in negotiated transactions, or otherwise. Although the Reporting Persons have no current intention to do so, the Reporting Persons may also sell the Shares that they have acquired. The Reporting Persons may also, when entitled to do so, exercise their right to require the Operating Partnership to redeem its Class A Units for cash or Shares of the Issuer.

    Except as described herein, the Reporting Persons have no plans or proposals of the type described in paragraphs (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

    The table below sets forth the aggregate number of Shares and percentage of the Issuer's outstanding Shares beneficially owned by each Reporting Person and by each executive officer, director, partner and controlling person, if any, of that Reporting Person named in Exhibit A and the Schedules thereto. Except as otherwise noted, each person listed has sole voting and dispositive power over all Shares listed opposite his or its name. Any of the aforementioned persons whose names do not appear in the table below do not beneficially own any Shares of the Issuer.

    Unless otherwise indicated in a footnote in the following table, no person named in Exhibit A and the Schedules thereto has consummated any transaction in the Issuer's Shares during the past sixty days other than as set forth herein.

                              Number of Shares               Percentage of
Name of Person                Beneficially Owned            Outstanding Shares
--------------                ------------------            ------------------

Safeguard Scientifics,
   Inc. (1)                       1,550,000                       44.2%
Safeguard Scientifics,
  (Delaware) Inc.(1)              1,550,000                       44.2%

--------

 (1) Includes 775,000 Shares issuable upon the exercise of Warrants. The securities listed for Safeguard are held in the name of Safeguard Scientifics (Delaware), Inc. ("Safeguard Delaware"). Safeguard Delaware is a wholly owned subsidiary of Safeguard. Safeguard and Safeguard Delaware each have shared power to vote and direct the vote and to dispose of and direct the disposition of all of the securities listed.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

OWNERSHIP OF CLASS A UNITS OF OPERATING PARTNERSHIP

    As noted in Item 3, Safeguard and Issuer are parties to a Share Purchase Agreement pursuant to which Reporting Persons acquired the Shares and Warrants reported herein. Safeguard, The Nichols Company and Issuer also are parties to a Contribution Agreement dated as of July 31, 1996 (the "Contribution Agreement") pursuant to which Safeguard, Safeguard Delaware and C/N Leedom II, Inc., a wholly-owned subsidiary of Safeguard, acquired an aggregate of 394,078 Class A Units of the Operating Partnership in exchange for their interest in seven additional office and industrial buildings, and The Nichols Company and certain of its wholly-owned subsidiaries acquired an aggregate of 966,643 Class A Units of the Operating Partnership in exchange for their interest in seven other office and industrial buildings. Safeguard will acquire an additional 9,740, and The Nichols Company an additional 123,227, Class A Units of the Operating Partnership in the future upon the Operating Partnership acquiring certain additional limited partnership interests from Safeguard and The Nichols Company pursuant to the terms of the Transaction documents.

    The Class A Units represent units of limited partnership interest in the Operating Partnership in which the Issuer holds the general partnership interest and Class B and Class C Units of Limited Partnership Interests. Following (i) a public or private sale of securities that generates certain minimum net proceeds to Issuer and meets certain other criteria or (ii) any 20 consecutive trading-day period occurring on or after August 22, 1998 for which the average closing price of a Share equals or exceeds $5.50, the holders of the Class A Units, including the Reporting Persons, have the right to require the Operating Partnership to redeem the Class A Units for cash. Issuer, at its option, may elect to assume the Operating Partnership's obligation to redeem the Class A Units and either pay the redemption price in cash or deliver Shares in exchange for such Class A Units at an initial exchange ratio of one Share for each Class A Unit. To the extent the Issuer elects to satisfy such obligation by delivery of cash, Reporting Persons shall have the option of withdrawing their request for redemption.

STANDSTILL AGREEMENT

    Safeguard and Safeguard Delaware (collectively for purposes of this paragraph, "Safeguard") have also entered into a Standstill Agreement with the Issuer pursuant to which, during the term of the Standstill Agreement:
Safeguard must (i) vote its Shares for the election of either Richard M. Osborne or his designee to the Board of Trustees, but only for so long as Mr. Osborne is the beneficial owner of at least 10% of the outstanding Shares; (ii) refrain from engaging in proxy solicitations in opposition to the position of a majority of the Board of Trustees and refrain from engaging in election contests; (iii) vote its Shares in accordance with the recommendation of a majority of the Board of Trustees on any matter submitted to a vote of Shareholders other than (a) a merger, consolidation or liquidation of the Issuer or a sale by the Issuer of all or substantially all of its assets or (b) any amendment to the Issuer's Declaration of Trust which adversely affects the rights of Shareholders; (iv) refrain from disposing of any of its Shares other than (a) in transactions under Rule 144, (b) in a private transaction to any person who is not then a business competitor of the Issuer and who, immediately following such transaction, would own less than 5% of the outstanding Shares, (c) in response to a bona fide third party tender or exchange offer for a least 80% of the Shares and supported by a majority of the Board of Trustees, and (d) in a merger or statutory share exchange in which ownership of the Issuer is acquired by a third party; and (v) not pursue any action which may disqualify the Trust's REIT status. The Standstill Agreement permits Safeguard to transfer up to approximately 52,000 of its Shares to Mr. Anthony Nichols so long as he holds such Shares subject to the same restrictions applicable to them while they were owned by Safeguard. During the term of the Standstill Agreement, but only for so long as Safeguard is the beneficial owner of at least 10% of the outstanding Shares, the Issuer will cause three individuals designated by Safeguard to be nominated for election to the Board of Trustees. Richard Osborne and The Richard Osborne Trust have agreed to vote their Shares for the election as trustees of the Issuer those persons nominated for election as Trustees by the Board of Trustees of the Issuer.

    The term of the Standstill Agreement will end on the earlier of (i) the third anniversary of its date and (ii) completion by the Issuer of a public or private offering of its securities satisfying certain criteria.

REGISTRATION RIGHTS

    The Issuer also entered into a Registration Rights Agreement with each holder of Class A Units of the Operating Partnership and with Safeguard Delaware and certain other persons (the "Registration Rights Agreement") obligating the Issuer to register the Shares issuable upon the exercise of the Warrants and the Shares held by Safeguard Delaware, the Shares, if any, which may be issued upon redemption of Class A Units and the Shares issued or issuable to the Turkey Vulture Fund XIII, Ltd. ("RMO Fund") in connection with its investment in the Issuer on June 21, 1996 (collectively, "Registrable Securities"). The Registration Rights Agreement provides that, at the request of the holders of Registrable Securities, the Issuer will, at its expense, register up to two underwritten distributions of the Shares and provide for an annual shelf registration of such Shares for sale at the market through brokers' transactions and thereafter with market makers; provided, however, that the Issuer will not be obligated to pay the expenses of an underwritten offering during the first 12 months after the Closing Date. The holders of Registrable Securities will also be entitled to "Piggyback" on the Issuer's registrations of its Shares. In connection with such registrations, the Issuer and the selling shareholders will mutually indemnify each other against certain liabilities, including liabilities under the federal securities laws.

LOANS BY SAFEGUARD

    Safeguard Delaware has also entered into a Distribution Support and Loan Agreement with the Operating Partnership that obligates Safeguard Delaware, among other things, to advance up to $700,000 to the Operating Partnership to provide it with working capital; loan the Operating Partnership approximately $400,000 to pay a portion of the costs incurred by the Operating Partnership in connection with the completion of the Transaction; maintain certain letters of credit collateralizing mortgage loans secured by certain properties involved in the Transaction; and make certain other advances in certain other instances.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A          Identity and Background

Exhibit B          Share and Warrant Purchase Agreement dated as of July 31,
                   1996

Exhibit C          Contribution Agreement dated as of July 31, 1996

Exhibit D          Standstill Agreement dated as of August 22, 1996

Exhibit E          Registration Rights Agreement dated as of August 22, 1996

                                      SIGNATURES

    After reasonable inquiry and to best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct. In executing this statement, the undersigned agrees, to the extent required by Rule 13d-1(f), that this statement is being filed on behalf on each of the Reporting Persons herein.


Dated: September 26, 1996         Safeguard Scientifics, Inc.




                                  By:  /s/ James A. Ounsworth
                                       James A. Ounsworth
                                       Sr. Vice President, General
                                       Counsel and Secretary

                                      SIGNATURES

    After reasonable inquiry and to best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct. In executing this statement, the undersigned agrees, to the extent required by Rule 13d-1(f), that this statement is being filed on behalf on each of the Reporting Persons herein.


Dated: September 26, 1996         Safeguard Scientifics (Delaware),
                                  Inc.


                                  By:  /s/ James A. Ounsworth
                                       James A. Ounsworth
                                       Vice President and Secretary

                                    EXHIBIT INDEX

Exhibit  Title
-------   -----

A        Identity and Background                                *

B        Share and Warrant Purchase Agreement dated as of
         July 31, 1996 (1)(Exhibit 10.3)

C        Contribution Agreement dated as of July 31, 1996       *

D        Standstill Agreement dated as of August 22, 1996       *

E        Registration Rights Agreement dated as of
         August 22, 1996 (1)(Exhibit 10.4)

*   Filed herewith
(1) Filed by Issuer on September 6, 1996 as an exhibit to Form 8-K (No. 1-9106) and incorporated herein by reference.

                                   EXHIBIT A

                           Identity and Background



1.     SAFEGUARD SCIENTIFICS, INC.

       Safeguard Scientifics, Inc., a Pennsylavania corporation
       ("Safeguard"), owns all of the outstanding capital stock of Safeguard Scientifics (Delaware), Inc., a Delaware corporation ("Safeguard Delaware"). Safeguard has an address at 800 The Safeguard Building,
       435 Devon Park Drive, Wayne, PA 19087-1945. Safeguard is a unique partnership of entrepeneurial companies focused on information technology markets. See Schedule I with respect to the executive officers and directors of Safeguard as of the date of filing this Schedule 13D.


2.     SAFEGUARD SCIENTIFICS (DELAWARE), INC.

       Safeguard Delaware is a wholly owned subsidiary of Safeguard.
       Safeguard Delaware is a holding company and has an office at 103 Springer Building, 3411 Silverside Road, P. O. Box 7048,
       Wilmington, DE 19803. Schedule II provides information about the executive officers and directors of Safeguard Delaware as of the date of filing this Schedule 13D.

                                  SCHEDULE I
                       DIRECTORS AND EXECUTIVE OFFICERS
                                     OF
                          SAFEGUARD SCIENTIFICS, INC.


Executive Officers*
------------------

                       Business                       Principal
Name                   Address                        Occupation
----                   --------                       ----------

Warren V. Musser       Safeguard Scientifics, Inc.    Chairman of the Board and
                       800 The Safeguard Building     Chief Executive Officer
                       435 Devon Park Drive
                       Wayne, PA 19087

Donald R. Caldwell     Safeguard Scientifics, Inc.    President and Chief
                       800 The Safeguard Building     Operating Officer
                       435 Devon Park Drive
                       Wayne, PA 19087

Edward R. Anderson     CompuCom Systems, Inc.          President and Chief
                       10100 North Central Expressway  Executive Officer,
                       Dallas, TX 75231                CompuCom Systems

Jerry L. Johnson       Safeguard Scientifics, Inc.     Senior Vice President,
                       800 The Safeguard Building      Operations
                       435 Devon Park Drive
                       Wayne, PA 19087

Charles A. Root        Safeguard Scientifics, Inc.     Executive Vice President
                       800 The Safeguard Building
                       435 Devon Park Drive
                       Wayne, PA 19087

Gerald M. Wilk         Safeguard Scientifics, Inc.     Sr. Vice President--
                       800 The Safeguard Building      Finance
                       435 Devon Park Drive
                       Wayne, PA 19087

Directors*
---------
Vincent G. Bell Jr.    Verus Corp.                     President and Chief
                       259 Radnor-Chester Rd.          Executive Officer, Verus
                       Radnor, PA 19087                Corp.

Donald R. Caldwell     (same as previous page)         (same as previous page)

Robert A. Fox          R.A.F. Industries               President,
                       One Pitcairn PL, Suite 2100     R.A.F. Industries
                       165 Township Line Road
                       Jenkintown, PA 19046-3593

Delbert W. Johnson     Pioneer Metal Finishing         Chairman and CEO, Pioneer
                       1717 West River Rd. North       Metal Finishing and Vice
                       Minneapolis, MN 55411           President, Safeguard

Robert E. Keith Jr.    TL Ventures                     President and CEO,
                       800 The Safeguard Building      Technology Leaders
                       435 Devon Park Drive            Management, Inc.
                       Wayne, PA 19087

Peter Likins           Lehigh University               President,
                       Bethlehem, PA 19087             Lehigh University

Jack L. Messman        Union Pacific Resources         President and CEO, Union
                       801 Cherry Street, MS4001       Pacific Resources
                       Fort Worth, TX 76102

Warren V. Musser       (Same as previous page)         (Same as previous page)

Russell E. Palmer      The Palmer Group                President,
                       3600 Market Street              The Palmer Group
                       Suite 530
                       Philadelphia, PA 19104

John W. Poduska Sr.    Advanced Visual Systems         Chairman of the Board,
                       300 Fifth Avenue                Advanced Visual Systems,
                       Waltham, MA 02154               Inc.

Heinz Schimmelbusch    Safeguard International         President and CEO,
                         Group, Inc.                   Safeguard International
                       800 The Safeguard Building      Group, Inc. and President
                       435 Devon Park Drive            and CEO, Allied Resource
                       Wayne, PA 19087-1945            Corporation

Hubert J.P. Schoemaker Centocor, Inc.                  Chairman of the Board,
                       200 Great Valley Parkway        Centocor, Inc.
                       Malvern, PA 19355

---------

*All Executive Officers and Directors, except Heinz Schimmelbusch and Hubert J.P. Schoemaker, are U. S. citizens.

                                 SCHEDULE II
                       DIRECTORS AND EXECUTIVE OFFICERS
                                      OF
                    SAFEGUARD SCIENTIFICS (DELAWARE), INC.


Executive Officers*
------------------

                       Business                       Principal
Name                   Address                        Occupation
----                   --------                       ----------

Donald R. Caldwell     Safeguard Scientifics, Inc.    President and CEO,
                       800 The Safeguard Building     Safeguard and President,
                       435 Devon Park Drive           Safeguard Delaware
                       Wayne, PA 19087

James A. Ounsworth     Safeguard Scientifics, Inc.    Sr. Vice President and
                       800 The Safeguard Building     Secretary, Safeguard and
                       435 Devon Park Drive           Vice President and
                       Wayne, PA 19087                Secretary, Safeguard
                                                      Delaware

George Warren          Safeguard Scientifics          Vice President
                       (Delaware), Inc.
                       103 Springer Building
                       3411 Silverside Road
                       Wilmington, DE 19803

Gerald M. Wilk         Safeguard Scientifics, Inc.    Sr. Vice President-
                       800 The Safeguard Building     Finance, Safeguard and
                       435 Devon Park Drive           Vice President and
                       Wayne, PA 19087                Treasurer, Safeguard
                                                      Delaware


Directors*
---------

Gerald M. Wilk         (Same as above)               (Same as above)
James A. Ounsworth     (Same as above)               (Same as above)
Michael W. Miles       Safeguard Scientifics, Inc.   Vice President and
                       800 The Safeguard Building    Controller of Safeguard
                       435 Devon Park Drive
                       Wayne, PA 19087
William F. White       Safeguard Scientifics, Inc.   Tax Director of Safeguard
                       800 The Safeguard Building
                       435 Devon Park Drive
                       Wayne, PA 19087


----------

*All Executive Officers and Directors are U.S. Citizens

                                                                     EXHIBIT C













                                CONTRIBUTION AGREEMENT

                                  TABLE OF CONTENTS

Section 1.  Agreement to Form Partnership  . . . . . . . . . . . . .3
     1.1  Formation of Partnership . . . . . . . . . . . . . . . . .3
     1.2  Definitions  . . . . . . . . . . . . . . . . . . . . . . .3

Section 2.  Contributions. . . . . . . . . . . . . . . . . . . . . .3
     2.1  By BRT.. . . . . . . . . . . . . . . . . . . . . . . . . .3
     2.2  By TNC . . . . . . . . . . . . . . . . . . . . . . . . . .3
     2.3  By SSI . . . . . . . . . . . . . . . . . . . . . . . . . .4
     2.4  Certain Adjustments and Restricted Units . . . . . . . . .5
     2.5  Included and Excluded Assets . . . . . . . . . . . . . . .5
     2.6  Assumption of Liabilities. . . . . . . . . . . . . . . . .6

Section 3.  Representations and Warranties . . . . . . . . . . . . .7
     3.1  By BRT . . . . . . . . . . . . . . . . . . . . . . . . . .7
     3.2  By TNC . . . . . . . . . . . . . . . . . . . . . . . . . 14
     3.3  By SSI . . . . . . . . . . . . . . . . . . . . . . . . . 21
     3.4  Survival of Representations and Warranties . . . . . . . 27

Section 4.  Conditions . . . . . . . . . . . . . . . . . . . . . . 28
     4.1   Conditions Precedent to BRT Obligations on the
            Closing Date . . . . . . . . . . . . . . . . . . . . . 28
     4.2   Conditions Precedent To TNC and SSI Obligations
            on the Closing Date  . . . . . . . . . . . . . . . . . 30
     4.3   Mutual Conditions Precedent of the Parties on the
           Closing Date. . . . . . . . . . . . . . . . . . . . . . 30

Section 5.  Operations Prior to Transfer . . . . . . . . . . . . . 32
     5.1  Property Operations. . . . . . . . . . . . . . . . . . . 32
     5.2  Casualty or Condemnation . . . . . . . . . . . . . . . . 33

Section 6.  Closing; Closing Deliveries; Transfer Deliveries . . . 34
     6.1  Closing. . . . . . . . . . . . . . . . . . . . . . . . . 34
     6.2  Closing Documents. . . . . . . . . . . . . . . . . . . . 34

Section 7.  Closing Adjustments and Expenses . . . . . . . . . . . 35
     7.1  Adjustments. . . . . . . . . . . . . . . . . . . . . . . 35
     7.2  Expenses . . . . . . . . . . . . . . . . . . . . . . . . 36

Section 8.  General Provisions 36
     8.1  Notices. . . . . . . . . . . . . . . . . . . . . . . . . 36
     8.2  Confidentiality. . . . . . . . . . . . . . . . . . . . . 37
     8.3  Entire Agreement . . . . . . . . . . . . . . . . . . . . 38
     8.4  Counterparts . . . . . . . . . . . . . . . . . . . . . . 38
     8.5  Governing Law. . . . . . . . . . . . . . . . . . . . . . 38

     8.6  Section Headings, Captions and Defined Terms . . . . . . 38
     8.7  Amendments, Modifications and Waiver . . . . . . . . . . 38
     8.8  Severability . . . . . . . . . . . . . . . . . . . . . . 39
     8.9  Liability of Trustees, etc . . . . . . . . . . . . . . . 39

                                CONTRIBUTION AGREEMENT


    THIS AGREEMENT is made as of the 31st day of July, 1996 by and among BRANDYWINE REALTY TRUST, a Maryland real estate investment trust ("BRT"), SAFEGUARD SCIENTIFICS, INC., a Pennsylvania corporation ("SSI"), and THE NICHOLS COMPANY, a Pennsylvania corporation ("TNC").

                                RECITALS

    A. Witmer Operating Partnership I, L.P. ("WITMER") is a Delaware limited partnership that owns substantially all of the partnership interests in certain limited partnerships that own office and/or industrial properties.
 These partnerships, and the properties owned by them (referred to herein as the "A PROPERTIES") are listed on EXHIBIT "A" attached hereto. Witmer also owns in fee the office property known as the Lawrenceville Office Park, Lawrenceville, New Jersey (the "LAWRENCEVILLE PROPERTY").

    B. TNC owns all of the issued and outstanding shares of BRT Witmer, Inc., a Pennsylvania corporation that is the sole general partner of Witmer ("WITMER GP"), subject to a pledge in favor of SSI securing a loan made by SSI to TNC, which pledge gives SSI the right to acquire all the issued and outstanding shares of Witmer GP in satisfaction of such debt. SSI, through its wholly owned subsidiary, SSI Real, Inc., owns all the Class B partnership units issued by Witmer (the "WITMER CLASS B UNITS"). TNC and certain other Existing Partners (hereinafter defined) own all the Class A partnership units issued by Witmer (the "WITMER CLASS A UNITS").

    C. TNC, either directly or through subsidiaries, owns substantially all of the partnership interests in certain limited partnerships that own office and/or industrial properties. These partnerships, and the properties owned by them (referred to herein as the "C PROPERTIES") are listed on EXHIBIT "C" attached hereto. The partnerships owning the A Properties and the C Properties and the partnership owning one of the B Properties are sometimes referred to herein as the "PROJECT PARTNERSHIPS".

    D. SSI, either directly or through a limited partnership in which it and a subsidiary are the only partners, owns certain office and industrial properties that are listed on EXHIBIT "B" attached hereto and referred to herein as the "B PROPERTIES." The A Properties, B Properties, C Properties and Lawrenceville are referred to herein collectively as the "PROPERTIES" and individually as a "PROPERTY."

    E. BRT is a real estate investment trust and general partner of Brandywine Realty Partners, a general partnership ("BRT OP"), which owns certain office properties.

    F. This Agreement is being executed as part of a larger transaction, in which (i) SSI and BRT are entering into a purchase agreement whereby SSI, or a wholly owned subsidiary of SSI, will acquire common stock and a warrant of BRT in consideration for the assignment to a wholly-owned qualified real estate subsidiary of BRT of all of the partnership interests owned by Witmer GP in Witmer, and SSI's assignment to BRT of the Witmer Class B Units and payment to BRT of $426,250 in cash, (ii) TNC will cause an affiliated partnership to grant an option to the Partnership to acquire certain properties commonly known as Horsham 11 through 14 in exchange for the issuance of Class A LP Units, (iii) Safeguard Scientifics (Delaware), Inc., a wholly owned subsidiary of SSI ("SSI DELAWARE") will enter into a distribution support and loan agreement with the Partnership whereby SSI Delaware will commit to lend the Partnership certain funds and (iv) TNC will transfer to the Partnership or its management company affiliate substantially all of TNC's property management assets.

    G. BRT, TNC and SSI desire to form a limited partnership under the law of the State of Delaware to be known as Brandywine Operating Partnership, L.P. (the "PARTNERSHIP"), to which (i) BRT will contribute $1,000 in cash, the furniture, fixtures and equipment BRT is to acquire from TNC for $25,000 on the Closing Date, the Witmer Class B Units and BRT's interest in BRT OP (in a two stage transaction) in return for issuance of general partner interests and Class B and Class C limited partner interests in the Partnership (collectively, the "BRT UNITS"), (ii) the Existing Partners holding the Witmer Class A Units will contribute the Witmer Class A Units to the Partnership in return for issuance of Class A limited partner interests in the Partnership (the "CLASS A LP UNITS"), and (iii) SSI, TNC and the applicable Existing Partners will contribute, as applicable, the

B Properties and interests in the Project Partnerships owning C Properties and one B Property to the Partnership in return for issuance of Class A LP Units to SSI Delaware, TNC and the other Existing Partners.


                                TERMS AND CONDITIONS


    NOW THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound, agree as follows:

                    SECTION 1.  AGREEMENT TO FORM PARTNERSHIP

    1.1  FORMATION OF PARTNERSHIP.   Subject to the terms and conditions of
this Agreement, TNC, SSI and BRT agree to form the Partnership (or, if the Partnership has been previously formed by BRT, continue the Partnership) by executing and delivering (in the case of SSI, causing SSI Delaware to execute and deliver) at the Closing the Agreement of Limited Partnership in the form attached hereto as EXHIBIT "D" (the "PARTNERSHIP AGREEMENT").

    1.2 DEFINITIONS. For purposes of this Agreement, the terms used herein shall have the definitions specified or referred to in this Agreement.


                      SECTION 2.  CONTRIBUTIONS



    2.1 BY BRT. On the Closing Date, BRT will contribute to the Partnership $1,000 in cash, the furniture, fixtures and equipment BRT is to acquire from TNC on the Closing Date, a portion of its interest in BRT OP (constituting a 97% profits interest and a 49% capital interest in BRT OP) and the Witmer Class B Units in return for the issuance of a portion of the BRT Units to BRT. One year and one day following the Closing Date BRT shall contribute its remaining interest in BRT OP to the Partnership in return for the issuance of the remaining BRT Units to BRT. EXHIBIT "E" attached hereto lists the number of units of general partner interests, Class B limited partner interests and Class C limited partner interests that collectively constitute the BRT Units, and notes which of those Units are to be issued at Closing and which are to be issued upon contribution to the Partnership of BRT's remaining interest in BRT OP.

    2.2 BY TNC. On the Closing Date, TNC will (a) assign to the Partnership that certain undated agreement and note in the principal amount of $1,201,746 issued by Witmer in favor of TNC in connection with the formation of Witmer (the "WITMER NOTE"), which will then be cancelled, and (b) cause all of the Witmer Class A Units and all of the partnership interests in the Project Partnerships owning the C Properties (the "PROJECT PARTNERSHIP INTERESTS") to be conveyed to the Partnership, other than (i) the Newtech III Interest referred to below and (ii) an 11% capital interest and a 1% profits interest in each of such Project Partnerships other than Fifteen Horsham, L.P. (the "RETAINED INTERESTS"), which shall be retained by TNC subject to the put and call provisions contained in the Partnership Agreement. In consideration for the assignment of the Witmer Note and conveyance of the Witmer Class A Units and such Project Partnership Interests to it, the Partnership shall issue to the partners holding Witmer Class A Units and the partners in the C Property Project Partnerships as of the date hereof (collectively, the "EXISTING PARTNERS") Class A LP Units in the Partnership, subject to cancellation of a portion of such units and the issuance of additional Class A LP Units in certain circumstances, as more particularly provided in the Partnership Agreement. EXHIBIT "G" attached hereto lists the Class A LP Units to be issued to the Existing Partners with respect to the A and C Properties at Closing and the Class A LP Units to be issued to TNC upon the transfer to the Partnership of the Retained Interests. A 35% profits interest in Newtech III Limited Partnership was granted to N.E. Leasing Company in connection with the leasing of space in the Property known as Newtown 12 to New England Mutual Life Insurance Company, as more particularly described in the agreement of limited partnership for Newtech III Limited Partnership (the "NEWTECH III INTEREST"); the Newtech III Interest will not be conveyed to the Partnership.

    2.3  BY SSI.

         (a) On the Closing Date, SSI will convey fee simple title to each of the B Properties other than Meetinghouse 2 to the Partnership.

         (b) Meetinghouse 2 is owned by C/N Leedom Limited Partnership II ("LEEDOM II"), a partnership in which a corporation wholly owned by SSI is the general partner and SSI is the limited partner. On the Closing Date, SSI will cause all of the partnership interests in Leedom II (the "LEEDOM PARTNERSHIP INTERESTS") to be conveyed to the Partnership other than an 11% capital interest and a 1% profits interest in Leedom II (the "LEEDOM RETAINED INTERESTS"), which shall be retained by SSI subject to the put and call provisions contained in the Partnership Agreement.

         (c) In consideration for the conveyance of the B Properties (other than Meetinghouse 2) and the transfer of the Leedom Partnership Interests, on the Closing Date the Partnership shall issue to SSI Delaware 386,162 Class A LP Units (of which 215,607 Class A LP Units shall be issued in escrow as provided in the partnership agreement), subject to cancellation of a portion of such units and the issuance of additional Class A LP Units in certain circumstances as provided in the Partnership Agreement. An additional 9,444 Class A LP Units shall be issued to SSI Delaware upon conveyance of the Leedom Retained Interests to the Partnership.

    2.4  CERTAIN ADJUSTMENTS AND RESTRICTED UNITS.   The number of Class A LP
Units to be issued to the Existing Partners and SSI Delaware will be adjusted at Closing to reflect any differences in mortgage debt balances between the balances used by the parties to calculate the number of Units noted on Exhibit G (with respect to the Existing Partners) and in Section 2.3 (with respect to SSI Delaware) and the actual debt balances as of the Closing Date, at the rate of one additional (or less) Class A LP Unit for each $5.50 by which mortgage debt on the Closing Date is less (or greater) than the debt balances used in the original calculations. In addition, Units issued with respect to a Property where the mortgage lender is entitled to receipt of a participation interest (whether of profits, sale or refinancing proceeds or calculated based on fair market value) shall be held in escrow until determination of the participation due such lender as provided in the Partnership Agreement. The number of Class A LP Units equal to the amount of the participation payment actually made divided by $5.50 (subject to adjustment for stock splits, reverse splits and stock dividends) shall be transferred to the Partnership and cancelled, with the balance released from escrow to the person or persons entitled thereto, all as more particularly provided in the Partnership Agreement.

    2.5 INCLUDED AND EXCLUDED ASSETS. References in this Agreement to a Property shall include not only the applicable owner's interest in the land and buildings and other improvements erected thereon, but also all right, title and interest of such owner to any land lying in the bed of any street, open or proposed, in front of or abutting or adjoining such land and all right, title and interest of such owner in and to the leases and other occupancy agreements with respect to all or any part of such land, building and improvements and the fixtures, equipment, supplies, machinery, appliances, furniture, furnishings and other personal property, tangible and intangible, attached or appurtenant to, or located in or on, such land, building and improvements. The conveyance of the Project Partnership Interests by the Existing Partners and the Leedom Partnership Interests by SSI shall convey all of their respective right, title and interest in and to the Project Partnerships and Leedom II, respectively.
Only the assets of BRT, TNC and SSI specifically identified in this Agreement as being contributed to the Partnership are being so contributed. Without limiting the generality of the foregoing, TNC shall retain its interests in the partnership owning the Option Properties, its limited partnership interest in LC/N Horsham Partnership II and its general partnership interest in LC/N Keith Valley Partnership II.

    2.6  ASSUMPTION OF LIABILITIES.

         (a) At the Closing, pursuant to Article XXI of the Partnership Agreement, the Partnership shall assume and agree to pay, perform and discharge, when due, each of the following obligations and liabilities of SSI, TNC and/or their affiliates relating to the business, assets and properties to be contributed to the Partnership (the "ASSUMED LIABILITIES"):

              (i) the liabilities and obligations of the SSI/TNC Contributing Parties to be performed or discharged after the Closing pursuant to the Significant Agreements described in Sections 3.2(j) and 3.3(h) hereof;

              (ii) the liabilities and obligations of the SSI/TNC Contributing Parties to be performed or discharged after the Closing pursuant to the TNC Leases, SSI Leases, the management contracts and other contracts or instruments described in Sections 3.2(j), 3.2(l), 3.3(h), 3.3(j), and 4.3(e) hereof, other than those liabilities and obligations noted on any of EXHIBITS H, I, L or M as liabilities or obligations not to be assumed by the Partnership;

              (iii) all accounts payable and other current liabilities of the Initial Properties that are reflected on the combined Balance Sheet of the Initial Properties at December 31, 1995, less those paid or otherwise discharged prior to Closing, plus those accounts payable and other current liabilities of the Initial Properties incurred since the date of such Balance Sheet in the ordinary course of business, consistent with the past practice and not paid prior to Closing.

         (b) TRANSFERS SUBJECT TO INDEBTEDNESS. The Partnership shall acquire ownership of each of the Properties directly or by acquiring ownership of partnership interests in each of the Project Partnerships, under and subject to the mortgage indebtedness in existence on the date hereof encumbering such Properties. The Partnership shall not be required by this Agreement to assume such mortgage indebtedness or to guaranty repayment of such mortgage indebtedness.

         (c) EXCLUDED LIABILITIES. Except as expressly provided in this Agreement, the Partnership shall not assume or be responsible for any liabilities or obligations of SSI, TNC or their respective affiliates of any nature whatsoever, whether or not relating to the A Properties, B Properties or C Properties or other assets acquired by the Partnership pursuant to this Agreement. SSI, TNC and their respective affiliates, as applicable, shall remain responsible for such excluded liabilities and obligations.

         (d) DEFINITIONS. For purposes hereof, the SSI/TNC Contributing Parties means SSI and its affiliates, and TNC, The Nichols Realty Services Company and their respective affiliates.

              SECTION 3.  REPRESENTATIONS AND WARRANTIES

    3.1 BY BRT. BRT hereby represents and warrants that, except as disclosed in the Proxy Statement or any exhibit to this Agreement:

         (a) ORGANIZATION; AUTHORITY. BRT and BRT OP are (i) in the case of BRT, a real estate investment trust duly formed, validly existing and in good standing under the laws of the state of Maryland with all the necessary trust power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted, and (ii) in the case of BRT OP, a general partnership validly existing under the laws of the State of Pennsylvania with full power and authority to own, lease and operate its properties and to carry on its business as now conducted. BRT and BRT OP, as applicable, is duly qualified to do business and is in good standing as a foreign business trust or partnership in each jurisdiction where the character of its properties or assets and the nature of its business requires it to be so qualified. BRT has the requisite trust authority to enter into and perform this Agreement and all other documents and agreements to be executed by it in connection with the transactions contemplated by this Agreement.

         (b) DUE AUTHORIZATION; BINDING AGREEMENT. Except for the approval of BRT's shareholders as contemplated by subsection 4.3(c) hereof, the execution, delivery and performance of this Agreement and all other documents and agreements to be executed by BRT in connection with the transactions contemplated by this Agreement have been duly and validly authorized by all necessary action of BRT. This Agreement and all other documents and agreements to be executed by BRT in connection with the transactions contemplated by this Agreement have been and will be duly executed and delivered by BRT and, subject to receipt of the approval of BRT's shareholders as contemplated by subsection 4.3(c) hereof, constitute the legal, valid and binding obligations of BRT enforceable against BRT in accordance with their respective terms.

         (c) CONSENTS AND APPROVALS. Except as contemplated by subsections 4.3(a) and (c) hereof and related filings with the SEC, Blue Sky administrators, and American Stock Exchange, no consent, waiver, approval, license or authorization of, or filing, registration or qualification with, or notice to, any governmental unit or any other person is required to be made, obtained or given by BRT in connection with the execution, delivery and performance of this Agreement or any other documents and agreements to be executed by BRT in connection with the transactions contemplated by this Agreement that has not been heretofore obtained. As contemplated by the Proxy Statement, BRT expects to file an amendment to its Declaration of Trust with the Maryland Department of Assessment and Taxation.

         (d) NO VIOLATION. None of the execution, delivery or performance of this Agreement or any other document or agreement to be executed by BRT in connection with the transactions contemplated by this Agreement does or will, with or without the giving of notice, lapse of time or both, violate, conflict with or constitute a default under any term or provision of the organizational documents of BRT or any other agreement to which BRT is a party or by which it is bound or any term or provision of any judgment, decree, order, statute, injunction, rule or regulation of a governmental unit applicable to BRT, or by which it or its assets or properties are bound or result in the creation of any lien or other encumbrance upon the assets or properties of BRT.

         (e) COMPLIANCE WITH LAWS AND RECORDED DECLARATIONS. BRT and each of its subsidiaries has complied with all laws (including, without limitation, the Americans with Disabilities Act of 1990) and requirements of insurance bodies applicable to the ownership, leasing, use and operation of its or their properties (collectively, the "BRT PROPERTIES"), including, without limitation, parking and building setback requirements, and has performed all work and secured all required consents and approvals and obtained and fully paid for all licenses, permits, certificates, entitlements, grants of right and any other items and documents required by applicable law, by contract, or as a condition of any approval granted by the applicable municipal authority, required of BRT or its subsidiaries for the completion, ownership, leasing, use and occupancy of its or their properties, including but not limited to final certificates of occupancy for each of the current tenancies at such properties (other than where construction of tenant improvements for new tenancies is not yet completed or applications remain pending), except where the failure to so comply or obtain would not have a material adverse effect on BRT or its subsidiaries. Such licenses, permits, certificates, entitlement, grants of right and other items and documents are in full force and effect. Neither BRT or any of its subsidiaries have taken any action that would (or failed to take any action, the omission of which would) result in the revocation or suspension of such licenses, permits, certificates, entitlements, grants of right and other items and documents, and neither BRT nor any of its subsidiaries have received any notice of any violation from any federal, state or municipal entity or notice of an intention by any such governmental entity to revoke any certificate of occupancy or other certificate, license, permit, entitlement or grant of right issued by it in connection with the ownership, use and occupancy of any of its or their properties that in each case has not been cured or otherwise resolved to the satisfaction of such governmental entity. To the best of BRT's knowledge, (i) any and all charges (including condominium fees, to the extent applicable) and other assessments under declarations and like agreements to which any of the BRT Properties are subject have been paid and no special assessments thereunder against any of the BRT Properties are pending, and (ii) all consents and approvals required to be obtained under such declarations and like agreements with respect to the BRT Properties have been obtained.

         (f) LITIGATION. There are no claims, actions, suits, proceedings or investigations pending or, to the best of BRT's knowledge, threatened before any court, governmental unit or any mediator or arbitrator with respect to BRT, its subsidiaries or its or their properties, except for litigation arising in the ordinary course of business, which litigation, individually or in the aggregate, would not have a material adverse effect upon the Partnership or upon BRT, its subsidiaries or its or their properties taken as a whole.

         (g) BROKERS. No brokers or finders have been employed or engaged by BRT or any of its subsidiaries with respect to the transactions contemplated by this Agreement or any other document or agreement to be executed in connection with the transactions contemplated by this Agreement.

         (h) SEC REPORTS. Since January 1, 1995, BRT and its subsidiaries have timely filed all forms, reports, schedules, statements and other documents required to be filed with the Securities and Exchange Commission (the "SEC") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") or the Securities Act of 1933, as amended (the "1933 Act"), including without limitation (i) all Annual Reports on Form 10-K, (ii) all Quarterly Reports on Form 10-Q, (iii) all reports on Form 8-K and (iv) all proxy statements relating to meetings of stockholders (whether annual or special) and (v) all information incorporated by reference into any of the foregoing (collectively, as amended to date, referred to herein as the "COMPANY SEC REPORTS"). The Company SEC Reports were prepared in all material respects in accordance with and complied in all material respects with the requirements of applicable law, including the Exchange Act and the 1933 Act and the applicable rules and regulations of the SEC thereunder, and the company sec reports did not at the time they were filed and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. BRT has not filed any registration statements with the SEC at any time within the last three years. BRT has delivered to TNC and SSI prior to the date hereof true and correct copies of all Company SEC Reports and any other reports and documents filed with the SEC since January 1, 1995.

         (i)  FINANCIAL STATEMENTS.    Each of the consolidated financial
statements (including, in each case, any related notes thereto) contained in the Company SEC Reports (i) have been prepared in all material respects in accordance with the published rules and regulations of the SEC and generally accepted accounting principles applied on a consistent basis throughout the periods involved (except in the case of the unaudited financial statements, as permitted by Form 10-Q of the SEC), (ii) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (iii) fairly present in all material respects the consolidated financial position of BRT and its subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows for the periods indicated (subject, in the case of unaudited consolidated financial statements for interim periods, to year-end adjustments (consisting only of normal recurring accruals)), except that any pro forma financial statements contained in such consolidated financial statements are not necessarily indicative of the consolidated financial position of BRT and its subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows for the periods indicated. Since December 31, 1995, the Company has not made any material change in the accounting practices or policies applied in the preparation of its financial statements.

         (j)  ENVIRONMENTAL MATTERS.  Neither BRT or its subsidiaries have
(a) caused any substance or waste that is listed or defined as hazardous or toxic under applicable environmental laws or petroleum products (collectively, "HAZARDOUS MATERIALS") to be improperly maintained or disposed of on, under or at any of its or their properties, or any part thereof in a manner which violates, or could give rise to liability under, applicable environmental laws, or (b) failed to remediate, alter, mitigate or abate any condition required to be remediated, altered, mitigated or abated under such environmental laws, to the extent BRT or its subsidiaries have been notified of the existence of a condition required to be remediated, altered, mitigated or abated. Except as set forth in the environmental site assessments provided by BRT to SSI and TNC or disclosed in the Company SEC
Reports: (1) to the best of BRT's knowledge, each of its properties, and the properties of its subsidiaries, is in compliance, and has hereto-fore complied, with all environmental laws in all material respects, (2) to the best of BRT's knowledge, there has been no discharge of Hazardous Materials by any tenant of any property of BRT or its subsidiaries, or by any other person or property in, to or under any property of BRT or its subsidiaries, in either case in quantities requiring response, remediation or removal, and
(3) BRT has not received any written notice from any governmental unit or other person that it or its subsidiaries, or any of its or their properties or operations conducted thereon, are not or have not been in compliance with the environmental laws.

         (k) ABSENCE OF UNDISCLOSED LIABILITIES AND CONTRACTUAL OBLIGATIONS. Except for (i) liabilities disclosed in the financial statements referred to in subsection 3.1(i), (ii) liabilities described or disclosed in the Proxy Statement, (iii) liabilities arising in the ordinary course of business which, if material (individually or in the aggregate), are disclosed in EXHIBIT "X" attached hereto (the "BRT DISCLOSURE SCHEDULE"), (iv) liabilities at the date hereof which are specifically disclosed or otherwise reflected in the Exhibits attached to this Agreement and (v) current liabilities incurred in the ordinary course of business after the date hereof, no BRT Property is subject to liabilities of any nature, whether matured or unmatured, fixed or contingent, which could reasonably be expected to have, individually or in the aggregate, a material adverse effect upon such property. There are no Significant Agreements relating to the BRT Properties, or their operations other than as set forth in the BRT Disclosure Schedule. None of the BRT Properties are cross-defaulted and/or cross-collateralized with any other properties other than among the BRT Properties. For purposes hereof, "SIGNIFICANT AGREEMENT" means and includes any of the following by which any of the BRT Properties may otherwise be subject or bound, in each such case as amended and currently in effect, inclusive of any waivers relating thereto:

              (A) all agreements, instruments and documents (excluding tenant leases referred to in subsection 3.1(l) of this Agreement and easements and documents providing for the assessment of common charges or related fees that are included in the Permitted Exceptions) evidencing, securing or pertaining to contractual obligations that relate to the ownership or operation of any of the BRT Properties; and

              (B)  all mortgages.

         (l) TENANT LEASES. The rent rolls attached hereto as EXHIBIT "Y" (the "BRT RENT ROLLS") list each of the leases currently in effect with respect to the BRT Properties as the same have been amended or modified (the "BRT LEASES"); there are no leases, licenses or other rights of occupancy affecting any of the BRT Properties except for the BRT Leases. BRT has made available to TNC and SSI complete copies of all of the documents that constitute the BRT Leases. The BRT Leases are in full force and effect and, except as set forth on the applicable BRT Rent Roll, (A) to the best of BRT's knowledge, no uncured Event of Default (as defined in such Leases), has occurred and is continuing under any such Lease, no tenant has asserted a defense to, offset or claim against its rent or the performance of its obligations under its Lease and no tenant has asserted a default on the part of the landlord which would give it the right to terminate its Lease or set off against rent, (B) there are no rights of first refusal on, or options to purchase, any of the BRT Properties, or any right to a participation interest (whether of profits, sale or refinancing proceeds, or calculated based on fair market value) with respect to any such property, in favor of any tenant,
(C) no proposed modifications to any BRT Lease that would reduce (i) the space leased to any tenant, (ii) the amount of any tenant's rent or (iii) the term of any lease, (D) no free rent or other rent concession is due any tenant under the BRT Leases for periods after the Closing Date, (E) no landlord under a BRT Lease is required to provide tenant improvements or refurbishments with respect thereto after the Closing Date (other than any tenant improvements that the landlord may be required to construct if an expansion option provided in a BRT Lease is exercised), and (F) no tenant under a BRT Lease has the option to terminate its lease prior to the stated expiration date. Except for (i) security deposits or (ii) the first full month's rent, whether or not the term of a Lease has commenced, no prepayments of rent more than thirty (30) days in advance have been made under the BRT Leases. All decorating, repairs, alterations or other work performed by the landlord under each of the BRT Leases prior to the date hereof, or the cost of any such work performed by the tenant and to be reimbursed by the landlord prior to the date hereof, has been performed or reimbursed, as applicable. No rent or security deposits under the BRT Leases have been assigned or encumbered, except as security for the mortgages noted in the BRT Disclosure Schedule, and there are no agreements or understandings, written or oral, with any of the tenants other than as set forth in the BRT Leases or otherwise set forth on the BRT Rent Rolls. All brokerage commissions and other compensation and fees payable by reason of the BRT Leases have been paid in full, except as set forth in the BRT Disclosure Schedule.

         (m) REASSESSMENTS. Each of the BRT Properties has been fully assessed and is not subject to abatement. To the best of BRT's knowledge, there are no proposed reassessments of any of the BRT Properties by any taxing authority and there are no threatened or pending special assessments or other actions or proceedings (other than county-wide reassessments and/or the usual increases in mileage rates that may be under consideration by the taxing authorities in the jurisdictions where the BRT Properties are located) that could reasonably be expected to give rise to an increase in real property taxes or assessments against any of the BRT Properties.

         (n) PROPERTY IMPROVEMENTS. Except as disclosed in any engineering studies or reports obtained by or delivered to TNC and SSI in connection with this transaction prior to the date hereof, the improvements at the BRT Properties are in good condition and repair, ordinary wear and tear excepted, and have not suffered any casualty or other material damage which has not been repaired in all material respects. To the best of BRT's knowledge, there is no material latent or patent structural, mechanical or other significant defect, soil condition or deficiency in the improvements included in the BRT Properties, or any other defects, soil conditions or deficiencies which, in the aggregate, would materially adversely affect the value of such properties taken as a whole.

         (o) CONDEMNATION OR GOVERNMENTAL PROCEEDINGS. No eminent domain, condemnation, incorporation, annexation or moratorium or similar proceeding has been commenced or, to the best of BRT's knowledge, threatened by an authority having the power of eminent domain to condemn any part of the BRT Properties. To the best of BRT's knowledge, there are no pending or threatened governmental rules, regulations, plans, studies or efforts, or court orders or decisions, which do or could adversely effect the use or value of the BRT Properties for their present use.

         (p) INSURANCE. EXHIBIT "Z" attached hereto lists the insurance policies relating to the BRT Properties or any part thereof carried by BRT; all such policies are in full force and effect, and will be continued or renewed with the existing coverages and policy limits until the Closing Date, and all premiums thereunder have been paid to the extent due, and will be paid until the Closing Date; and no notice of cancellation has been received with respect thereto and, to the best knowledge of BRT, no cancellation is threatened.

         (q) FIRPTA. BRT is neither a "foreign person" within the meaning of Section 1445(f) of the Code nor a "foreign partner" within the meaning of
Section 1446 of the Code.

         (r) TAXES. BRT (i) has filed or has had filed on its behalf all Tax Returns (as defined below) on a timely basis which are required to be filed as of the date hereof, and such Tax Returns are correct and complete,
(ii) has paid or has had paid on its behalf on a timely basis all Taxes (as defined below) shown to be due on such Tax Returns and (iii) with respect to any period for which Tax Returns have not yet been filed, or for which Taxes are not yet due or owing, has made due and sufficient current accruals for such Taxes in its books and records in accordance with generally accepted accounting principles. For purposes of this subsection, "Tax" shall mean any Federal, state or local tax of any kind whatsoever, including any interest or penalty, and "TAX RETURN" shall mean any return, declaration, report, claim for refund, information return, statement or other similar document relating to Taxes.

         (s) NO DEFAULTS. All payments of principal and interest on all mortgage indebtedness respecting the BRT Properties are current as of the date hereof. Neither BRT nor BRT OP is in default of any loan secured by any of the BRT Properties or any other Significant Agreement and, to the best of BRT's knowledge, no event has occurred which with the giving of notice or passage of time would become a default under any such loan or under any such Significant Agreement.

         (t) OWNERSHIP OF BRT PROPERTIES. The properties constituting the BRT Properties are listed on EXHIBIT "AA" attached hereto. BRT OP owns the BRT Properties in fee simple and, to the best of BRT's knowledge, title thereto is subject only to the Permitted Exceptions relating to the BRT Properties.

    3.2 BY TNC. TNC hereby represents and warrants that, except as disclosed in the Proxy Statement or any exhibit to this Agreement:

         (a) ORGANIZATION; AUTHORITY. TNC, Witmer GP, Witmer and each of the Project Partnerships, is either (i) in the case of TNC and Witmer GP, duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has full corporate power and authority to own, lease and operate its properties and to carry on its business as presently conducted, or (ii) in the case of Witmer and the Project Partnerships, duly formed, validly existing and in good standing under the laws of its jurisdiction of formation and has full partnership power and authority to own, lease and operate its properties and to carry on its business as now conducted. TNC, Witmer GP, Witmer and each of the Project Partnerships, as applicable, is duly qualified to do business and is in good standing as a foreign corporation or partnership in each jurisdiction where the character of its properties or assets and the nature of its business requires it to be so qualified. TNC has the requisite authority to enter into and perform this Agreement.

         (b) DUE AUTHORIZATION; BINDING AGREEMENT. The execution, delivery and performance of this Agreement and all other documents and agreements to be executed by TNC in connection with the transactions contemplated by this Agreement have been duly and validly authorized by all necessary action of TNC. This Agreement and all other documents and agreements to be executed by TNC in connection with the transactions contemplated by this Agreement have been and will be duly executed and delivered by TNC and constitute the legal, valid and binding obligations of TNC enforceable against TNC in accordance with their respective terms.

         (c) CONSENTS AND APPROVALS. Except as contemplated by subsection 4.3(d) below and any securities law filing to be made by TNC or any of its affiliates in connection therewith, no consent, waiver, approval, license or authorization of, or filing, registration or qualification with, or notice to, any governmental unit or any other person is required to be made, obtained or given by TNC in connection with the execution, delivery and performance of this Agreement or any other documents and agreements to be executed by TNC in connection with the transactions contemplated by this Agreement that has not been heretofore obtained.

         (d) NO VIOLATION. None of the execution, delivery or performance of this Agreement or any other document or agreement to be executed by TNC in connection with the transactions contemplated by this Agreement does or will, with or without the giving of notice, lapse of time or both, (i) violate, conflict with or constitute a default under any term or provision of (a) the organizational documents of TNC or any Project Partnership or any other agreement to which TNC or any Project Partnership is a party or by which it is bound or (b) any term or provision of any judgment, decree, order, statute, injunction, rule or regulation of a governmental unit applicable to TNC or any Project Partnership, or by which it or they or its or their assets or properties are bound or (ii) result in the creation of any lien or other encumbrance upon the assets or properties of TNC or any Project Partnership, other than in favor of the Partnership.

         (e) OWNERSHIP OF THE A AND C PROPERTIES. EXHIBITS "A" AND "C" are true and correct lists of the Project Partnerships that own each of the A and C Properties. The A and C Properties are owned by their respective Project Partnerships in fee simple and, to the best of TNC's knowledge, title thereto is subject only to the Permitted Exceptions.

         (f)  OWNERSHIP OF THE PROJECT PARTNERSHIP INTERESTS.

              (i) EXHIBIT "G" attached hereto is a true and correct list of all Existing Partners of Witmer and each Project Partnership owning a C Property as shown on the books of Witmer and such Project Partnerships. To the best of TNC's knowledge, each Existing Partner is the sole owner of the Witmer Class A Units and/or Project Partnership Interests to be contributed by him or it to the Partnership and has good, valid and marketable title to such Witmer Class A Units and/or Project Partnership Interests, free and clear of all liens, except for those liens created by the partnership agreements of Witmer or the Project Partnerships, as the case may be. The Witmer Class A Units and the Project Partnership Interests have been issued in compliance with the partnership agreements (as then in effect) of Witmer and each of the Project Partnerships, as applicable, and such interests were not issued in violation of any federal or state securities laws.

              (ii) There are no rights, subscriptions, warrants, options, rights of first refusal, conversion rights or agreements of any kind outstanding to purchase or to otherwise acquire any securities or obligations of any kind convertible into any partnership interest or other equity interests or participation interests of any kind in Witmer, any of the Project Partnerships or the A or C Properties (or any part thereof), except for (A) those rights, subscriptions, warrants, options, rights of first refusal, conversion rights or agreements that will not survive the assignment to the Partnership of the Witmer Class A Units and Project Partnership Interests, (B) the Newtech III Interests, (C) the participation interest and right of first refusal granted New England Mutual Life Insurance Company with respect to Iron Run 3 and the participation interest granted such lender with respect to Meetinghouse 1 through 4, and (D) the participation interest and right of first refusal granted to General Electric Capital Corporation ("GECC") in connection with the GECC mortgage loan to Witmer, Lawrenceville and the A Property Project Partnerships (the "GECC LOAN"). BRT acknowledges that, as additional security for the GECC Loan, the partnership interests in the Project Partnerships owning the A Properties were collaterally assigned to GECC.

         (g) COMPLIANCE WITH LAWS AND RECORDED DECLARATIONS. TNC, Witmer and each of the Project Partnerships has complied with all laws (including, without limitation, the Americans with Disabilities Act of 1990) and requirements of insurance bodies applicable to the ownership, leasing, use and operation of the A and C Properties, including, without limitation, parking and building setback requirements, and has performed all work and secured all required consents and approvals and obtained and fully paid for all licenses, permits, certificates, entitlements, grants of right and any other items and documents required by applicable law, by contract, or as a condition of any approval granted by the applicable municipal authority, required of TNC or the Project Partnerships for the completion, ownership, leasing, use and occupancy of the A and C Properties, including but not limited to final certificates of occupancy for each of the current tenancies at such Properties (other than where construction of tenant improvements for new tenancies is not yet completed or applications remain pending), except where the failure to so comply or obtain would not have a material adverse effect on the applicable Property. Such licenses, permits, certificates, entitlement, grants of right and other items and documents are in full force and effect. None of TNC, Witmer or any of the Project Partnerships have taken any action that would

(or failed to take any action, the omission of which would) result in the revocation or suspension of such licenses, permits, certificates, entitlements, grants of right and other items and documents, and none of TNC, Witmer or any of the Project Partner-ships have received any notice of any violation from any federal, state or municipal entity or notice of an intention by any such governmental entity to revoke any certificate of occupancy or other certificate, license, permit, entitlement or grant of right issued by it in connection with the ownership, use and occupancy of any of the A or C Properties that in each case has not been cured or otherwise resolved to the satisfaction of such govern-mental entity. To the best of TNC's knowledge, (i) any and all charges (including condominium fees, to the extent applicable) and other assessments under declarations and like agreements to which any of the A or C Properties are subject have been paid and no special assessments thereunder against any of the A or C Properties are pending, and (ii) all consents and approvals required to be obtained under such declarations and like agreements with respect to the A and C Properties have been obtained.

         (h) FINANCIAL STATEMENTS. The combined balance sheets of the Initial Properties as of December 31, 1995 and 1994, and the related combined statements of operations, owners' deficit, and cash flows for each of the three years in the period ended December 31, 1995, and for the calendar quarter ending March 31, 1996, together with the notes thereto, included in the proxy statement to be sent to BRT shareholders in connection with this transaction (the "PROXY STATEMENT"), present fairly in all material respects the combined financial position of the Initial Properties and the combined results of their operations and their combined cash flows for each of the three years in the period ended December 31, 1995 and for the quarter ended March 31, 1996, in conformity with generally accepted accounting principles. For purposes hereof, the Initial Properties means the Properties and the property management, leasing and development operations of The Nichols Realty Services Company, an affiliate of TNC.

         (i)  Intentionally Deleted.

         (j) ABSENCE OF UNDISCLOSED LIABILITIES AND CONTRACTUAL OBLIGATIONS. Except for (i) liabilities disclosed in the financial statements referred to in subsection 3.2(h), (ii) liabilities described or disclosed in the Proxy Statement, (iii) liabilities arising in the ordinary course of business which, if material (individually or in the aggregate), are disclosed in

EXHIBIT "H" attached hereto (the "TNC DISCLOSURE SCHEDULE"), (iv) liabilities at the date hereof which are specifically disclosed in the Exhibits attached to this Agreement and (v) current liabilities incurred in the ordinary course of business after the date hereof, none of Witmer, the Project Partnerships, Lawrenceville or any A or C Property is subject to liabilities of any nature, whether matured or unmatured, fixed or contingent, which could reasonably be expected to have, individually or in the aggregate, a material adverse effect upon Witmer or such Project Partnership or Property. There are no Significant Agree-ments of Witmer or the Project Partnerships or relating to Lawrenceville or the A or C Properties, or their operations other than as set forth in the TNC Disclosure Schedule. The Class A Properties and Lawrenceville are cross-defaulted and cross-collateralized with each other. Oaklands 45 and 50 are also cross-defaulted and cross-collateralized with each other. Otherwise, none of the A or C Properties are cross-defaulted and/or cross-collateralized with other properties. For purposes hereof, "SIGNIFICANT AGREEMENT" means and includes any of the following to which Witmer or a Project Partnership is a party or by which it or any of its assets or Lawrenceville or any of the A or C Properties may otherwise be subject or bound, in each such case as amended and currently in effect, inclusive of any waivers relating thereto:

              (A) all agreements, instruments and documents (excluding tenant leases referred to in subsection 3.2(l) of this Agreement and easements and documents providing for the assessment of Common Charges or related fees that are included in the Permitted Exceptions) evidencing, securing or pertaining to contractual obligations that relate to the ownership or operation of Lawrenceville or any of the A or C Properties; and

              (B)  all mortgages.

         (k) ENVIRONMENTAL MATTERS. None of TNC, Witmer or any of the Project Partnerships have (a) caused any Hazardous Materials to be improperly maintained or disposed of on, under or at the A or C Properties or Lawrenceville, or any part thereof in a manner which violates, or could give rise to liability under, applicable environmental laws, or (b) failed to remediate, alter, mitigate or abate any condition required to be remediated, altered, mitigated or abated under such environmental laws, to the extent TNC, Witmer or any Project Partnership has been notified of the existence of a condition required to be remediated, altered, mitigated or abated. Except as set forth in the environmental site assessments provided by TNC to BRT pursuant to their due diligence investigation or the TNC Disclosure Schedule: (1) to the best of TNC's knowledge, each A and C Property and Lawrenceville, and Witmer and each Project Partnership is in compliance, and has heretofore complied, with all environmental laws in all material respects, (2) to the best of TNC's knowledge, there has been no discharge of Hazardous Materials by any tenant of the A or C Properties or Lawrenceville or by any other person in, to or under any of the A or C Properties or Lawrenceville, in either case in quantities requiring response, remediation or removal, and (3) neither TNC, Witmer nor any Project Partnership has received any written notice from any governmental unit or other person that it or any of the A or C Properties or operations conducted thereon are not or have not been in compliance with the environmental laws.

         (l) TENANT LEASES. The rent rolls attached hereto as EXHIBIT "I" (the "TNC RENT ROLLS") list each of the leases currently in effect with respect to the A and C Properties and Lawrenceville as the same have been amended or modified (the "TNC LEASES"); there are no leases, licenses or other rights of occupancy affecting any of the A or C Properties or Lawrenceville except for the TNC Leases. TNC has made available to BRT complete copies of all of the documents that constitute the TNC Leases. The TNC Leases are in full force and effect and, except as set forth on the applicable TNC Rent Roll, (A) to the best of TNC's knowledge, no material uncured Event of Default (as defined in such Leases), has occurred and is continuing under any such Lease, no tenant has asserted a defense to, offset or claim against its rent or the performance of its obligations under its Lease and no tenant has asserted a default on the part of the landlord which would give it the right to terminate its Lease or set off against rent, (B) there are no rights of first refusal on, or options to purchase, any of the A or C Properties or Lawrenceville or any right to a participation interest (whether of profits, sale or refinancing proceeds, or calculated based on fair market value) with respect to any such Property, in favor of any tenant,
(C) there are no proposed modifications to any TNC Lease that would reduce
(i) the space leased to any tenant, (ii) the amount of any tenant's rent or
(iii) the term of any lease, (D) no free rent or other rent concession is due any tenant under the TNC Leases for periods after the Closing Date, (E) no landlord under a TNC Lease is required to provide tenant improvements or refurbishments with respect thereto after the Closing Date (other than any tenant improvements that the landlord may be required to construct if an expansion option provided in a TNC Lease is exercised), and (F) no tenant under a TNC Lease has the option to terminate its lease prior to the stated expiration date. Except for (i) security deposits or (ii) the first full month's rent, whether or not the term of a Lease has commenced, no prepayments of rent more than thirty (30) days in advance have been made under the TNC Leases. All decorating, repairs, alterations or other work required to be performed by the landlord under each of the TNC Leases prior to the date hereof, or the cost of any such work performed by the tenant and to be reimbursed by the landlord prior to the date hereof, has been performed or reimbursed, as applicable. No rent or security deposits under the TNC Leases have been assigned or encumbered, except as security for the mortgages noted on the TNC Disclosure Schedule, and there are no agreements or understandings, written or oral, with any of the tenants other than as set forth in the Leases or otherwise set forth on the TNC Rent Roll. All brokerage commissions and other compensation and fees payable by reason of the TNC Leases have been paid in full, except as set forth in the TNC Disclosure Schedule (and other than any commissions that may be due if a tenant takes expansion space or renews its lease).

         (m) LITIGATION. There are no claims, actions, suits, proceedings or investigations pending or, to the best of TNC's knowledge, threatened before any court, governmental unit or any mediator or arbitrator with respect to Witmer, any of the Project Partnerships or Lawrenceville or the A or C Properties, except for litigation listed on EXHIBIT "J" hereto, which litigation and any projected liability resulting therefrom is covered by insurance.

         (n) REASSESSMENTS. Each of the A and C Properties and Lawrenceville has been fully assessed and is not subject to abatement. To the best of TNC's knowledge, there are no proposed reassessments of any of the A or C Properties or Lawrenceville by any taxing authority and there are no threatened or pending special assessments or other actions or proceedings (other than county-wide reassessments and/or the usual increases in millage rates that may be under consideration by the taxing authorities in the jurisdictions where the A and C Properties and Lawrenceville are located) that could reasonably be expected to give rise to an increase in real property taxes or assessments against any of the A or C Properties or Lawrenceville.

         (o) PARTNERSHIP EMPLOYEES. There are no employees of Witmer or any Project Partnership.

         (p) PROPERTY IMPROVEMENTS. Except as disclosed in any engineering studies or reports obtained by or delivered to BRT in connection with this transaction prior to the date hereof, the improvements at the A and C Properties and Lawrenceville are in good condition and repair, ordinary wear and tear excepted, and have not suffered any casualty or other material damage which has not been repaired in all material respects. To the best of TNC's knowledge, there is no material latent or patent structural, mechanical or other significant defect, soil condition or deficiency in the improvements included in the A and C Properties or Lawrenceville, or any other defects, soil conditions or deficiencies which, in the aggregate, would materially adversely affect the value of such Properties taken as a whole.

         (q) CONDEMNATION OR GOVERNMENTAL PROCEEDINGS. NO EMINENT DOMAIN, condemnation, incorporation, annexation or moratorium or similar proceeding has been commenced or, to the best of TNC's knowledge, threatened by an authority having the power of eminent domain to condemn any part of the A or C Properties or Lawrenceville. To the best of TNC's knowledge, there are no pending or threatened governmental rules, regulations, plans, studies or efforts, or court orders or decisions, which do or could adversely affect the use or value of the A or C Properties or Lawrenceville for their present use.

         (r) INSURANCE. EXHIBIT "K" attached hereto lists the insurance policies relating to the A and C Properties and Lawrenceville or any part thereof carried by TNC or any Project Partnership. All such policies are in full force and effect, and will be continued or renewed with the existing coverages and policy limits until the Closing Date, and all premiums thereunder have been paid to the extent due, and will be paid until the Closing Date; and no notice of cancellation has been received with respect thereto and, to the best knowledge of TNC, no cancellation is threatened.

         (s) FIRPTA. None of TNC, Witmer or the Project Partnerships is a "foreign person" within the meaning of Section 1445(f) of the Code or a "foreign partner" within the meaning of Section 1446 of the Code.

         (t) BROKERS. No brokers or finders have been employed or engaged by TNC or any of the Project Partnerships with respect to the transactions contemplated by this Agreement or any other document or agreement to be executed in connection with the transactions contemplated by this Agreement.

         (u) TAXES. Each of the Project Partnerships, Witmer, Witmer GP and TNC (i) has filed or has had filed on its behalf all Tax Returns (as defined below) on a timely basis which are required to be filed as of the date hereof, and such Tax Returns are correct and complete, (ii) has paid or has had paid on its behalf on a timely basis all Taxes (as defined below) shown to be due on such Tax Returns and (iii) with respect to any period for which Tax Returns have not yet been filed, or for which Taxes are not yet due or owing, has made due and sufficient current accruals for such Taxes in its books and records in accordance with generally accepted accounting principles. For purposes of this subsection, "TAX" shall mean any Federal, state or local tax of any kind whatsoever, including any interest or penalty, and "TAX RETURN" shall mean any return, declaration, report, claim for refund, information return, statement or other similar document relating to Taxes.

         (v) NO DEFAULTS. All payments of principal and interest on all mortgage indebtedness respecting Lawrenceville and the A and C Properties are current as of the date hereof. Neither TNC, Witmer nor any Project Partnership is in default of any loan or any other Significant Agreement to which it is a party and, to the best of the knowledge of TNC or any Project Partnership, no event has occurred which with the giving of notice or passage of time would become a default under any such loan or under any such Significant Agreement.

         (w) BUSINESS OF TNC. None of the Project Partnerships has engaged in any business other than owning the properties that are being transferred hereunder.

    3.3 BY SSI. SSI hereby represents and warrants that, except as disclosed in the Proxy Statement or any exhibit to this Agreement:

         (a) ORGANIZATION; AUTHORITY. SSI is duly incorporated, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania and has full corporate power and authority to own, lease and operate its properties and to carry on its business as presently conducted. SSI is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the character of its properties or assets and the nature of its business requires it to be so qualified. SSI has the requisite authority to enter into and perform this Agreement and all other documents and agreements to be executed by it in connection with the transactions contemplated by this Agreement.

         (b) DUE AUTHORIZATION; BINDING AGREEMENT. The execution, delivery and performance of this Agreement and all other documents and agreements to be executed by SSI in connection with the transactions contemplated by this Agreement have been duly and validly authorized by all necessary action of SSI. This Agreement and all other documents and agreements to be executed by SSI in connection with the transactions contemplated by this Agreement have been and will be duly executed and delivered by SSI and constitute the legal, valid and binding obligations of SSI enforceable against SSI in accordance with their respective terms.

         (c) CONSENTS AND APPROVALS. Except as contemplated by subsection 4.3(d) below, no consent, waiver, approval, license or authorization of, or filing, registration or qualification with, or notice to, any governmental unit or any other person is required to be made, obtained or given by SSI in connection with the execution, delivery and performance of this Agreement or any other documents and agreements to be executed by SSI in connection with the transactions contemplated by this Agreement that has not been heretofore obtained.

         (d) NO VIOLATION. None of the execution, delivery or performance by SSI of this Agreement or any other document or agreement to be executed by SSI in connection with the transactions contemplated by this Agreement does or will, with or without the giving of notice, lapse of time or both, (i) violate, conflict with or constitute a default under any term or provision of
(a) the organizational documents of SSI or any other agreement to which SSI is a party or by which it is bound or (b) any term or provision of any judgment, decree, order, statute, injunction, rule or regulation of a governmental unit applicable to SSI, or by which it or its assets or properties are bound or (ii) result in the creation of any lien or other encumbrance upon the assets or properties of SSI, other than in favor of the Partnership.

         (e) COMPLIANCE WITH LAWS AND RECORDED DECLARATIONS. SSI has complied with all laws (including, without limitation, the Americans with Disabilities Act of 1990) and requirements of insurance bodies applicable to the ownership, leasing, use and operation of the B Properties, including, without limitation, parking and building setback requirements, and has performed all work and secured all required consents and approvals and obtained and fully paid for all licenses, permits, certificates, entitlements, grants of right and any other items and documents required by applicable law, by contract, or as a condition of any approval granted by the applicable municipal authority, to be required of SSI for the completion, ownership, leasing, use and occupancy of the B Properties, including but not limited to final certificates of occupancy for each of the current tenancies of such Properties (other than where construction of tenant improvements for new tenancies is not yet completed or applications are pending), except where the failure to so comply or obtain would not have a material adverse effect on the applicable Property. Such licenses, permits, certificates, entitlement, grants of right and other items and documents are in full force and effect. SSI has not taken any action that would (or failed to take any action, the omission of which would) result in the revocation or suspension of such licenses, permits, certificates, entitlements, grants of right and other items and documents, and SSI has not received any notice of any violation from any federal, state or municipal entity or notice of an intention by any such governmental entity to revoke any certificate of occupancy or other certificate, license, permit, entitlement or grant of right issued by it in connection with the ownership, use and occupancy of any of the B Properties that in each case has not been cured or otherwise resolved to the satis-faction of such governmental entity. To the best of SSI's knowledge,
(i) any and all charges (including condominium fees, to the extent applicable) and other assessments under declarations and like agreements to which any of the B Properties are subject have been paid and no special assessments thereunder are pending against any of the B Properties, and (ii) all consents and approvals required to be obtained under such declarations and like agreements with respect to the B Properties have been obtained.

         (f) FINANCIAL STATEMENTS. The combined balance sheets of the Initial Properties as of December 31, 1995 and 1994, and the related combined statements of operations, owners' deficit, and cash flows for each of the three years in the period ended December 31, 1995, and for the calendar quarter ending March 31, 1996, together with the notes thereto, included in the Proxy Statement, present fairly in all material respects the combined financial position of the Initial Properties and the combined results of their operations and their combined cash flows for each of the three years in the period ended December 31, 1995 and for the quarter ended March 31, 1996, in conformity with generally accepted accounting principles.

         (g)  INTENTIONALLY DELETED

         (h) ABSENCE OF UNDISCLOSED LIABILITIES AND CONTRACTUAL OBLIGATIONS. Except for (i) liabilities disclosed in the financial statements referred to in subsection 3.3(f), (ii) liabilities described or disclosed in the Proxy Statement, (iii) liabilities arising in the ordinary course of business which, if material (individually or in the aggregate), are disclosed in EXHIBIT "L" attached hereto (the "SSI DISCLOSURE SCHEDULE"), (iv) liabilities at the date hereof which are specifically disclosed in the Exhibits attached to this Agreement and (v) current liabilities incurred in the ordinary course of business after the date hereof, no B Property is subject to liabilities of any nature, whether matured or unmatured, fixed or contingent, which could reasonably be ex-pected to have, individually or in the aggregate, a material adverse effect upon such Property. There are no Significant Agreements relating to the B Properties, or their operations other than as set forth in the SSI Disclosure Schedule. The mortgage loans on the four Meetinghouse Properties are cross-defaulted and cross-collateralized. Otherwise, none of the B Properties are cross-defaulted and/or cross-collateralized with any other properties. For purposes hereof, "SIGNIFICANT AGREEMENT" means and includes any of the following by which any of the B Properties may otherwise be subject or bound, in each such case as amended and currently in effect, inclusive of any waivers relating thereto:

              (A) all agreements, instruments and documents (excluding tenant leases referred to in subsection 3.3(j) of this Agreement and easements and documents providing for the assessment of common charges or related fees that are included in the Permitted Exceptions) evidencing, securing or pertaining to contractual obligations that relate to the ownership or operation of any of the B Properties; and

              (B)  all mortgages.

         (i) ENVIRONMENTAL MATTERS. SSI has not (a) caused any Hazardous Materials to be improperly maintained or disposed of on, under or at any of the B Properties or any part thereof in a manner which violates, or could give rise to liability under, applicable environmental laws, or (b) failed to remediate, alter, mitigate or abate any condition required to be remediated, altered, mitigated or abated under such environmental laws, to the extent that SSI has been notified of the existence of a condition required to be remediated, altered, mitigated or abated. Except as set forth in the environmental site assessments provided by TNC to BRT pursuant to its due diligence review or the SSI Disclosure Schedule: (1) to the best of SSI's knowledge, each B Property is in compliance, and has heretofore complied, with all environmental laws in all material respects, (2) to the best of SSI's knowledge, there has been no discharge of Hazardous Materials by any tenant of the B Properties or by any other person or property in, to or under any B Property, in either case in quantities requiring response, remediation or removal, and (3) SSI has not received any written notice from any governmental unit or other person that it or any of the B Properties or operations conducted thereon are not or have not been in compliance with the environmental laws.

         (j) TENANT LEASES. The rent rolls attached hereto as EXHIBIT "M" (the "SSI RENT ROLLS") list each of the leases currently in effect with respect to the B Properties as the same have been amended or modified (the "SSI LEASES"); there are no leases, licenses or other rights of occupancy affecting any of the B Properties except for the SSI Leases. SSI has made available to BRT complete copies of all of the documents that constitute the SSI Leases. The SSI Leases are in full force and effect and, except as set forth on the applicable SSI Rent Roll, (A) to the best of SSI's knowledge, no uncured Event of Default (as defined in such Leases), has occurred and is continuing under any such Lease, no tenant has asserted a defense to, offset or claim against its rent or the performance of its obligations under its Lease and no tenant has asserted a default on the part of the landlord which would give it the right to terminate its Lease or set off against rent, (B) there are no rights of first refusal on, or options to purchase, any of the B Properties, or any right to a participation interest (whether of profits, sale or refinancing proceeds, or calculated based upon fair market value) with respect to any such Property, in favor of any tenant, (C) no proposed modifications to any SSI Lease that would reduce (i) the space leased to any tenant, (ii) the amount of any tenant's rent or (iii) the term of any lease,
(D) no free rent or other rent concession is due any tenant under the SSI Leases for periods after the Closing Date, (E) no landlord under an SSI Lease is required to provide tenant improvements or refurbishments with respect thereto after the Closing Date (other than any tenant improvements that the landlord may be required to construct if an expansion option provided in an SSI Lease is exercised), and (F) no tenant under an SSI Lease has the option to terminate its lease prior to the stated expiration date. Except for (i) security deposits or (ii) the first full month's rent, whether or not the term of a Lease has commenced, no prepayments of rent more than thirty (30) days in advance have been made under the SSI Leases. All decorating, repairs, alterations or other work performed by the landlord under each of the SSI Leases prior to the date hereof, or the cost of any such work performed by the tenant and to be reimbursed by the landlord prior to the date hereof, has been performed or reimbursed, as applicable. No rent or security deposits under the SSI Leases have been assigned or encumbered, except as security for the mortgages noted in the SSI Disclosure Schedule, and there are no agreements or understandings, written or oral, with any of the tenants other than as set forth in the SSI Leases or otherwise set forth on the SSI Rent Rolls. All brokerage commissions and other compensation and fees payable by reason of the SSI Leases have been paid in full, except as set forth in the SSI Disclosure Schedule.

         (k) LITIGATION. There are no claims, actions, suits, proceedings or investigations pending or, to the best of SSI's knowledge, threatened before any court, governmental unit or any mediator or arbitrator with respect to SSI or the B Properties, except for litigation listed on EXHIBIT "N", which litigation and any projected liability resulting therefrom is covered by insurance.

         (l) REASSESSMENTS. Each of the B Properties has been fully assessed and is not subject to abatement. To the best of SSI's knowledge, there are no proposed reassessments of any of the B Properties by any taxing authority and there are no threatened or pending special assessments or other actions or proceedings
(other than county-wide reassessments and/or the usual increases in mileage rates that may be under consideration by the taxing authorities in the jurisdictions where the B Properties are located) that could reasonably be expected to give rise to an increase in real property taxes or assessments against any of the B Properties.

         (m) PARTNERSHIP EMPLOYEES; LABOR MATTERS. There are no employees of SSI or Leedom who, by reason of transfer of the B
Properties to the Partnership, shall become employees of the Partnership.

         (n) PROPERTY IMPROVEMENTS. Except as disclosed in any engineering studies or reports obtained by or delivered to BRT in connection with this transaction prior to the date hereof, the improvements at the B Properties are in good condition and repair, ordinary wear and tear excepted, and have not suffered any casualty or other material damage which has not been repaired in all material respects. To the best of SSI's knowledge, there is no material latent or patent structural, mechanical or other significant defect, soil condition or deficiency in the improve-ments included in the B Properties, or any other defects, soil conditions or deficiencies which, in the aggregate, would materially adversely affect the value of such Properties taken as a whole.

         (o) CONDEMNATION OR GOVERNMENTAL PROCEEDINGS. No eminent domain, condemnation, incorporation, annexation or moratorium or similar proceeding has been commenced or, to the best of SSI's knowledge, threatened by an authority having the power of eminent domain to condemn any part of the B Properties. To the best of SSI's knowledge, there are no pending or threatened governmental rules, regulations, plans, studies or efforts, or court orders or decisions, which do or could adversely effect the use or value of the B Properties for their present use.

         (p) INSURANCE. EXHIBIT "O" attached hereto lists the insurance policies relating to the B Properties or any part thereof carried by SSI; all such policies are in full force and effect, and will be continued or renewed with the existing coverages and policy limits until the Closing Date, and all premiums thereunder have been paid to the extent due, and will be paid until the Closing
Date; and no notice of cancellation has been received with respect thereto and, to the best knowledge of SSI, no cancellation is threatened.

         (q) FIRPTA. SSI is neither a "foreign person" within the meaning of Section 1445(f) of the Code nor a "foreign partner" within the meaning of Section 1446 of the Code.

         (r) BROKERS. No brokers or finders have been employed or engaged by SSI with respect to the transactions contemplated by this Agreement or any other document or agreement to be executed in connection with the transactions contemplated by this Agreement.

         (s) TAXES. SSI (i) has filed or has had filed on its behalf all Tax Returns (as defined below) on a timely basis which are required to be filed as of the date hereof, and such Tax Returns are correct and complete,
(ii) has paid or has had paid on its behalf on a timely basis all Taxes (as defined below) shown to be due on such Tax Returns and (iii) with respect to any period for which Tax Returns have not yet been filed, or for which Taxes are not yet due or owing, has made due and sufficient current accruals for such Taxes in its books and records in accordance with generally accepted accounting principles. For purposes of this subsection, "Tax" shall mean any Federal, state or local tax of any kind whatsoever, including any interest or penalty, and "TAX RETURN" shall mean any return, declaration, report, claim for refund, information return, statement or other similar document relating to Taxes.

         (t) NO DEFAULTS. All payments of principal and interest on all mortgage indebtedness respecting the B Properties are current as of the date hereof. SSI is not in default of any loan secured by any of the B Properties or any other Significant Agreement and, to the best of SSI's knowledge, no event has occurred which with the giving of notice or passage of time would become a default under any such loan or under any such Significant Agreement.

         (u) OWNERSHIP OF B PROPERTIES. Leedom II owns Meetinghouse 2 in fee simple and SSI owns the remaining B Properties in fee simple and, to the best of SSI's knowledge, title thereto is subject only to the Permitted Exceptions.

    3.4 SURVIVAL OF REPRESENTATIONS AND WARRANTIES. All representations and warranties made by the parties in this Agreement shall survive the execution of this Agreement for the period and to the extent set forth in Article XIX of the Partnership Agreement. Any claims by a party against any other party for breach of any representation, warranty or covenant set forth herein shall only be made pursuant to and in accordance with, and shall be subject to all of the limitations expressed in, Article XIX of the Partnership Agreement, including the limitation that the liability of SSI and TNC hereunder shall be restricted to their interests in the Collateral pledged under Section 19.3 of the Partnership Agreement. The remedies set forth in Article XIX of the Partnership Agreement for breaches of this Agreement shall be the sole and exclusive remedies available to the parties hereto for claims made after Closing for breach of this Agreement.

                           SECTION 4.  CONDITIONS


    4.1 CONDITIONS PRECEDENT TO BRT OBLIGATIONS ON THE CLOSING DATE. The obligations of BRT to effect the transactions contemplated under this Agreement at the Closing are subject to the fulfillment on or prior to the Closing of the following conditions, any one or more of which may be waived in whole or in part by BRT in writing:

         (a) TITLE INSURANCE. Title to the Properties shall be good and marketable and insurable as such by Commonwealth Land Title Insurance Company free and clear of all liens, restrictions, easements, encroachments, exceptions and other encumbrances other than Permitted Exceptions. For purposes of this Agreement "PERMITTED EXCEPTIONS" means (i) for each of the Properties, the existing leases with respect thereto and the mortgages, liens, restrictions, easements, encroachments, exceptions and other encumbrances listed on EXHIBIT "P" hereto with respect to such Property, (ii) for each of the BRT Properties, the existing leases with respect thereto and the mortgages, liens, restrictions, easements, encroachments, exceptions and other encumbrances listed on EXHIBIT "P" hereto with respect to such BRT Property, and (iii) for each Property and BRT Property, the lien of taxes not yet due and payable and applicable laws and ordinances.

         (b) NO MATERIAL ADVERSE CHANGE. There shall not have occurred any material adverse change to the Properties, taken as a whole.

         (c) TENANT ESTOPPELS. Estoppel Certificates with respect to the B and C Properties in form and substance satisfactory to BRT shall have been executed by the tenants of the B and C Properties listed on EXHIBIT "Q" hereto.

         (d) FAIRNESS OPINION. BRT shall have received confirmation from Legg Mason Walker Wood, Incorporated that as of the date of the Proxy Statement such firm continues to be of the opinion that the transactions contemplated by this Agreement are fair to the shareholders of BRT from a financial point of view.

         (e) SURVEYS, ETC.. The environmental and engineering reports and surveys obtained for the A Properties in connection with the GECC Loan shall have been certified in favor of BRT or the Partnership. BRT shall have received updated environmental and engineering reports and surveys for the B and C Properties, certified to either BRT or the Partnership, in form reasonably satisfactory to BRT and not disclosing any conditions not disclosed in the original reports and surveys for such Properties which have a material adverse effect on the Properties taken as a whole.

         (f) LIQUIDITY. (i) On the Closing Date, the combined current assets of the Initial Properties at such date to be acquired by the Partnership pursuant to this Agreement shall not be less than the combined current liabilities of the Initial Properties at such date to be assumed by the Partnership pursuant to this Agreement. The combined current assets and combined current liabilities of the Initial Properties on the Closing Date shall be computed in accordance with United States generally accepted accounting principles applied on a basis consistent with the preparation of the combined balance sheet of the Initial Properties at December 31, 1995 ("GAAP"), except to the extent the computation rules provided in paragraphs
(ii) or (iii) below differ from GAAP. BRT, TNC and SSI shall cooperate with one another in the preparation of a closing balance sheet showing such combined current assets and combined current liabilities as of the Closing Date, and any disagreements over the calculation of such combined current assets and combined current liabilities shall be resolved by Arthur Andersen LLP.

              (ii) For purposes of this Section, the combined current assets of the Initial Properties means an amount equal to the sum of the following, computed as of the Closing Date: (A) unrestricted cash; (B) unrestricted cash equivalents; (C) accounts receivable not more than 30 days overdue; (D) prepaid insurance; (E) prepaid taxes; and (F) the amount of rents that are payable by tenants under leases within 30 days of the Closing Date.

              (iii) For purposes of this Section, the combined current liabilities means an amount equal to all current liabilities, computed as of the Closing Date, excluding from current liabilities any principal and interest payments on mortgage loans falling due more than 30 days after the Closing Date.

              (iv) In the event the combined current assets of the Initial Properties on the Closing Date are less than the combined current liabilities of the Initial Properties on the

Closing Date, SSI or TNC or their affiliates may, at its or their option, contribute in cash to the Partnership (as a capital contribution
[for which no Units will be issued] and not as a loan) an amount equal to such deficiency, in which event the closing condition set forth in this subsection shall be deemed satisfied.

         (g) NO MORTGAGE DEFAULTS. As of the Closing Date, all payments of principal and interest on all mortgage indebtedness respecting the Properties shall be current and no loan secured by any of the Properties otherwise shall be in default in any material respect.

    4.2 CONDITIONS PRECEDENT TO TNC AND SSI OBLIGATIONS ON THE CLOSING DATE. The obligations of TNC and SSI to effect the transactions contemplated under this Agreement at the Closing are subject to the fulfillment on or prior to the Closing Date of the following condition, which may be waived by TNC and SSI in writing:

         (a) NO MATERIAL ADVERSE CHANGE. There shall not have occurred any material adverse change to BRT or the properties owned by BRT and its subsidiaries, taken as a whole.

    4.3 MUTUAL CONDITIONS PRECEDENT OF THE PARTIES ON THE CLOSING DATE. The obligations of BRT, TNC and SSI to effect the transactions contemplated under this Agreement at the Closing are subject to the fulfillment on or prior to the Closing Date of the following conditions, any one or more of which may be waived in whole or in part by BRT, TNC and SSI in writing:

         (a) BRT APPROVALS. BRT shall have obtained all approvals required of its lenders and the other partners in BRT OP for the transfer of BRT's interest in BRT OP to the Partnership.

         (b) SSI INVESTMENT IN BRT. Pursuant to the Share and Warrant Purchase Agreement of even date herewith between BRT and SSI, the general partnership interest in Witmer shall be conveyed to a wholly-owned subsidiary of BRT and SSI shall have exchanged SSI's Witmer Class B Units, together with $426,250, in return for the issuance by BRT to SSI of 775,000 shares of common stock and a warrant of BRT.

         (c) SHAREHOLDER APPROVAL. BRT shall have received the approval of its shareholders to the transactions contemplated by this Agreement and the Partnership Agreement.

         (d) LENDER AND PARTNER CONSENTS. TNC and SSI shall have received the consent of all lenders with respect to the Properties to the transfers of interests with respect to the Properties under and subject to their respective mortgages. TNC shall have received the agreement of all other Existing Partners to transfer their Witmer Class A Units or Project Partnership Interests, as the case may be, to the Partnership as contemplated by this Agreement, and such other Existing Partners shall have executed and delivered the necessary documents to effect such transfers at the Closing. TNC shall not be deemed to have breached this Agreement if any such Existing Partner refuses to consent to the transfer or execute and deliver the transfer documents.

         (e) TNC ASSET SALE; MANAGEMENT CONTRACTS. TNC and BRT shall have closed on the sale by TNC to BRT of the furniture, fixtures and equipment of TNC for $25,000 in cash. The management contracts for BRT Properties other than the BRT Property located in North Carolina shall have been transferred to the Partnership's management company affiliate (or any such contracts shall have been cancelled and new management contracts executed with the management company affiliate). The management contracts for the Properties and all third party properties (including the Option Properties) currently managed by TNC or any of its affiliates shall have been transferred to the Partnership's management company affiliate.

         (f) SSI LOAN COMMITMENT. SSI Delaware and the Partnership shall have executed and delivered the Distribution Support and Loan Agreement in the form attached hereto as EXHIBIT "W".

         (g) OPTION AGREEMENT. TNC shall have executed and delivered an Option Agreement to the Partnership in the form attached hereto as EXHIBIT "R", with respect to Horsham 11-14 (the "OPTION PROPERTIES").

         (h) CONCURRENT CLOSINGS AND DELIVERIES. All of the closing documents to be delivered at the Closing shall have been executed and be available for concurrent delivery.

         (i) REPRESENTATIONS AND WARRANTIES TRUE AS OF CLOSING DATE. The representations and warranties of each of the parties contained in this Agreement shall be true at and as of the Closing Date in all material respects, with the same effect as though such representations and warranties were made as of such date, provided that the representations and warranties of each of the parties shall be modified at Closing as provided in their respective Closing Certificates to reflect, as necessary, the operation of the Properties from the date hereof through the Closing Date in accordance with Article 5 hereof.

         (j) CLOSING CERTIFICATES. Each party to this Agreement shall have executed and delivered a certificate dated as of the Closing Date (the "CLOSING CERTIFICATE"), and signed by the President or other authorized officer, as the case may be, certifying that its representations and warranties set forth in this Agreement remain true and correct in all material respects, as may be modified by information relating to events after the date hereof set forth in the Closing Certificate. The ability of the parties to modify their representations and warranties in a Closing Certificate to reflect events occurring after the date hereof shall not affect the other conditions set forth in this Section 4.

         (k) OPINIONS. Counsel for each of the parties to this Agreement shall have delivered to the other parties, as appropriate, its written opinion, dated the Closing Date, in form and substance satisfactory to the other parties and its counsel, as appropriate, substantially in the form attached hereto as EXHIBIT "S".

         (l) EMPLOYMENT AGREEMENTS. The Partnership's management company affiliate shall have entered into employment agreements with Anthony A. Nichols, Brian F. Belcher and John P. Gallagher in the forms attached hereto as EXHIBIT "T", with the management company's obligations thereunder guaranteed by BRT, the management company shall have entered into a new employment agreement with Gerard H. Sweeney, with the management company's obligations thereunder guaranteed by BRT, and BRT shall have issued its warrants to such persons as contemplated by their employment agreements.

         (m) AMEX APPROVAL. The shares issuable by BRT as contemplated by this Agreement shall have been approved for listing by the American Stock Exchange, Inc.


                    SECTION 5.  OPERATIONS PRIOR TO TRANSFER


    5.1  PROPERTY OPERATIONS.

         (a) Except as otherwise expressly provided herein, between the date hereof and the Closing Date, SSI shall operate and TNC shall cause the Project Partnerships to operate their respective Properties in the ordinary course in a manner consistent with past practice, maintaining the Properties in the same state of repair, order and condition as they are on the date hereof, reasonable wear and tear, damage by fire or other casualty excepted. Without limiting the foregoing, the applicable owner shall not defer any required maintenance or repair unless such maintenance or repair would otherwise be deferred in the ordinary course of business. SSI shall maintain, and TNC shall cause each of the Project Partnerships to maintain, its books and records in accordance with past practice and use diligent efforts to maintain in full force and effect all authorizations and all insurance policies with respect to their respective Properties.

         (b) Without in each case obtaining the prior written consent of BRT, neither SSI nor any Project Partnership shall enter into new Leases or modify, cancel, waive any material default under, accept any rental more than thirty (30) days in advance of its accrual date or accept early surrender of any of the Leases; provided that SSI and the Project Partnerships may enter into Leases for 5,000 square feet of space or less provided that such Leases are on terms and conditions consistent with the leasing pro forma provided by SSI or TNC for the applicable Property.

         (c) SSI and TNC shall notify BRT of any material change in any of the information set forth in Section 3 hereof or any of the Exhibits attached hereto with respect to their respective Properties, promptly after such party has knowledge of such material change. SSI and TNC shall promptly deliver to BRT copies of all default notices and other material written communications sent or received by them or any Project Partnership with respect to their respective Properties.

    5.2  CASUALTY OR CONDEMNATION.

         (a) If prior to the Closing Date there shall be any damage or destruction to a Property by fire or other casualty, TNC (with respect to the A and C Properties) or SSI (with respect to the B Properties) shall give prompt notice thereof to BRT. Unless such damage or destruction results in a material adverse change to the Properties taken as a whole, such damage or destruction shall in no way void or impair this Agreement or reduce the number of Class A LP Units to be issued with respect to such Property; all insurance proceeds relating to such damage or destruction shall be contributed to the Partnership together with such Property or the partnership interests relating thereto, as otherwise provided in this Agreement. In such event, subject to BRT's right to participate in the adjustment of the loss with the applicable insurance companies involved and approve the manner of repair and restoration, SSI or the applicable Project Partnership shall settle with the insurance companies and apply the insurance proceeds to promptly and diligently repair and restore, or commence to repair and restore, the affected Property to its condition and character immediately prior to the damage or destruction. If such repair and restoration is not completed by the Closing Date, then on the Closing Date the owner of the affected Property shall pay over to the Partnership the amount of the insurance proceeds collected to the extent such proceeds have not yet been applied to the repair and restoration of the affected Property, (and if any such proceeds have not been collected, the owner of the affected Property shall assign to the Partnership all its right, title and interest in and to the same). The foregoing provisions regarding repair and restoration and use of insurance proceeds are subject to the terms and conditions of the mortgage encumbering the affected Property.

         (b) If prior to the Closing Date condemnation or eminent domain proceedings are commenced against any Property, SSI (with respect to the B Properties) or TNC (with respect to the A and C Properties) shall give prompt notice thereof to BRT. Unless the taking contemplated by such condemnation or eminent domain proceeding would result in a material adverse change to the Properties taken as a whole, no such condemnation or eminent domain proceeding shall void or impair this Agreement, or reduce the number of Class A LP Units to be issued with respect to such Property, provided that the owner of the affected Property shall be relieved from any obligation hereunder to convey title to the portion of any such Property so taken. BRT shall have the right to participate in the negotiation of the award to be made for such taking, and the owner of the affected Property shall not agree to any proposed award or execute a deed in lieu of foreclosure without BRT's prior written consent. Any condemnation award payable with respect to the taking of a Property shall be assigned to the Partnership.


         SECTION 6.  CLOSING; CLOSING DELIVERIES; TRANSFER DELIVERIES


    6.1 CLOSING. The closing for the transfer by TNC, the Existing Partners and SSI of all of the Properties or partnership interests with respect thereto (the "CLOSING"), shall take place at the offices of Drinker Biddle & Reath, at 10:00 a.m., on July 31, 1996, or on such other date or at such other time or place as may be agreed upon in writing by the parties hereto (the "CLOSING DATE").

    6.2 CLOSING DOCUMENTS. In addition to the opinions, certificates and other documents and instruments referred to in Section 4 of this Agreement, at the Closing, the parties shall also execute and deliver, or cause to be executed and delivered, the following documents:

         (a) The Partnership Agreement, in substantially the form attached hereto as EXHIBIT D;

         (b) Assignments of Project Partnership Interests in all of the C Properties to the Partnership and, with respect to a .1% interest in each Project Partnership, to BRT; and, with respect to the A Properties, assignments of all Witmer Class A Units from each Existing Partner owning such units to the Partnership, in substantially the form attached hereto as EXHIBIT "U";

         (c)  Amendments and Restatements of the C Property Project
Partnership documents in substantially the form attached hereto as EXHIBIT "V"; and

         (d) Deeds and Assignment Agreements in respect of each of the B Properties other than Meetinghouse 2 in substantially the forms attached hereto as EXHIBITS "F-1" and "F-2".

         (e) With respect to Meetinghouse 2, assignments of the Leedom Partnership Interests to the Partnership and, with respect to a .1% limited partnership interest, to BRT, in substantially the form attached hereto as EXHIBIT "U".

         (f) SSI shall execute and deliver to the Partnership an Environmental Indemnity Agreement with respect to the B Property known as Whitelands Business Park, 110 Summit Drive, in the form attached hereto as EXHIBIT "BB".

         (g) With respect to each of the A Property Project Partnerships, assignment of Witmer GP's limited partnership interests to the Partnership.

                 SECTION 7.  CLOSING ADJUSTMENTS AND EXPENSES

    7.1  ADJUSTMENTS.

         (a) No closing adjustments shall be made in connection with the transfer of any of the interests in the Project Partnerships or Properties contemplated by this Agreement, provided that:

              (i) payments of rent and additional rent that fall due after the Closing Date and are received prior to their due date shall, in the case of the Project Partnerships, continue to be held in Project Partnership bank accounts, effective control of which is transferred to the Partnership on the Closing Date, and in the case of the B Properties, be paid over to the Partnership on the Closing Date;

              (ii) all security deposits under Leases and all interest required to be paid thereon pursuant to the terms of such Leases shall, in the case of the Project Partnerships, continue to be held in Project Partnership bank accounts effective control of which is transferred on the Closing Date, and in the case of the B Properties, be paid over to the Partnership on the Closing Date; and

              (iii) all debt service payments, real estate taxes and payments due under service contracts and to service providers that in the ordinary course would have been paid prior to the Closing Date shall have been paid.

         (b) No delinquent rent payment shall be apportioned on the Closing Date. All rent receivables shall remain the property of the Project Partnerships with respect to the Properties owned by them and, with respect to the B Properties, shall be deemed assigned by SSI to the Partnership on the Closing Date.

    7.2 EXPENSES. Transfer taxes payable with respect to the conveyance of the B Properties shall be divided equally between the Partnership and SSI. The parties contemplate that the transfers of Project Partnership Interests in accordance with the procedures and time periods set forth herein and in the Partnership Agreement will not be subject to transfer tax. In the event either the Partnership or an Existing Partner makes or causes a transfer of Project Partnership Interests not in accordance with the procedures and time periods set forth herein and in the Partnership Agreement, then the Partnership or such Existing Partner making or causing such transfer shall be responsible for payment of any transfer tax due as a result thereof. The Partnership shall be responsible for all title insurance premiums and title company charges and recording costs payable in connection with this Agreement. Otherwise each party shall be responsible for all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, including without limitation the fees and expenses of such party's accountants, attorneys and other advisors, except as otherwise provided in the Partnership Agreement.


                         SECTION 8.  GENERAL PROVISIONS


    8.1  NOTICES.  Any notice, request, demand, waiver,   consent, approval
or other communication which is required   or permitted hereunder shall be in
writing and shall be   deemed given only if delivered personally, sent by
reputable   next business day delivery service or by telegram or by
registered or certified mail, postage prepaid, as follows:

         If to BRT, to:

         Brandywine Realty Trust
         Two Greentree Center
         Suite 100
         Marlton, NJ 08053
         Attn:  Gerard H. Sweeney

         With a required copy to:

         Pepper, Hamilton & Scheetz
         3000 Two Logan Square
         18th & Arch Streets
         Philadelphia, PA  19103-2799
         Attn:  Michael H. Friedman, Esq.

         If to TNC, to:

         The Nichols Company
         16 Campus Blvd.
         Suite 150
         Newtown Square, PA 19073
         Attn:  Anthony A. Nichols

         With a required copy to:

         Drinker Biddle & Reath
         1000 Westlakes Drive
         Suite 300
         Berwyn, PA  19312
         Attn:  Robert H. Strouse, Esq.

         If to SSI, to:

         Safeguard Scientifics, Inc.
         800 Safeguard Building
         435 Devon Park Drive
         Wayne, PA  19087
         Attn:  James A. Ounsworth, Esq.

         With a required copy to:

         Drinker Biddle & Reath
         1000 Westlakes Drive
         Suite 300
         Berwyn, PA  19312
         Attn:  Robert H. Strouse, Esq.

     8.2 CONFIDENTIALITY. The parties to this Agreement acknowledge that certain of the information that may be made available to them in connection with their due diligence investigation or otherwise is proprietary and includes confidential information. The parties shall hold all such information in confidence and shall not disclose it to any person before the Closing without the approval of the other parties, as applicable; provided, however, that the foregoing restriction shall not apply to any information that is or becomes publicly known or that is lawfully obtained from a third party, or to any disclosure required by law or in connection with the enforcement of any party's rights under this Agreement. Prior to the Closing, none of the parties (or any of their respective affiliates) shall make any public announcement or disclosure relating to the transactions contemplated herein without the prior agreement of each other party hereto, except as required by law, provided that each other party shall use its best efforts to consult with the other in advance of any disclosure required by law.

     8.3 ENTIRE AGREEMENT. This Agreement, together with the Exhibits and certificates referred to herein or delivered pursuant hereto, constitute the entire agreement between the parties hereto with respect to its subject matter and supersede all prior and contemporaneous agreements and understandings with respect to the subject matter thereof.

     8.4 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original copy of this Agreement, and all of which, when taken together, shall be deemed to constitute but one and the same Agreement.

     8.5 GOVERNING LAW. This Agreement is made pursuant to, and shall be construed and enforced in accordance with, the laws of the Commonwealth of Pennsylvania (and United States federal law, to the extent applicable), irrespective of the principal place of business, residence or domicile of the parties hereto, and without giving effect to otherwise applicable principles of conflicts of laws. Nothing contained herein or in any other document contemplated hereunder shall prevent or delay any party from seeking, in any court of competent jurisdiction, specific performance or other equitable remedies in the event of any breach or intended breach by any party of any of their respective obligations hereunder.

     8.6 SECTION HEADINGS, CAPTIONS AND DEFINED TERMS. The section headings and captions contained herein are for reference purposes only and shall not in any way affect the meaning and interpretation of this Agreement. The terms defined herein and in any agreement executed in connection herewith include the plural as well as the singular and the use of masculine pronouns include the feminine and neuter. Except as otherwise indicated, all agreements defined herein refer to the same as from time to time amended or supplemented or the terms thereof waived or modified in accordance herewith and therewith.

     8.7 AMENDMENTS, MODIFICATIONS AND WAIVER. The parties may amend or modify this Agreement in any respect. Any such amendment or modification shall be in writing. The waiver by any party of any provision of this Agreement shall not constitute or operate as a waiver of any other provision hereof, nor shall any failure to enforce any provision hereof operate as a waiver of such provision or of any other provision.

     8.8 SEVERABILITY. The invalidity or unenforceability of any particular provision, or part of any provision, of this Agreement shall not affect the other provisions or parts hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provisions or parts were omitted.

     8.9 LIABILITY OF TRUSTEES, ETC. No recourse shall be had for any obligation of BRT hereunder, or for any claim based thereon or otherwise in respect thereof, against any past, present or future trustee, shareholder, officer or employee of

BRT, whether by virtue of any statute or rule of law, or by the enforcement of any assessment or penalty or otherwise, all such liability being expressly waived and released by each other party hereto.

     IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, all as of the date first written above.


                                  BRANDYWINE REALTY TRUST


                                  By:____________________


                                  Title:_________________


                                  THE NICHOLS COMPANY


                                  By:____________________


                                  Title:_________________


                                  SAFEGUARD SCIENTIFICS, INC.


                                  By:____________________


                                  Title:_________________

                                 EXHIBIT LIST
                                 ------------

Exhibit A:  "A Properties" and owners thereof.

Exhibit B:  "B Properties"

Exhibit C:  "C Properties" and owners thereof.

Exhibit D:  Agreement of Limited Partnership

Exhibit E:  Description of BRT Units

Exhibit F-1:  Form of Deed

Exhibit F-2:  Form of Assignment and Assumption Agreement

Exhibit G:  Allocation of Class A LP Units among Existing Partners

Exhibit H:  TNC Disclosure Schedule

Exhibit I:  TNC Rent Rolls

Exhibit J:  TNC Litigation

Exhibit K:  Insurance Policies Relating to A & C Properties

Exhibit L:  SSI Disclosure Schedule

Exhibit M:  SSI Rent Rolls

Exhibit N:  SSI Litigation

Exhibit O:  Insurance Policies Relating to B Properties

Exhibit P:  Permitted Exceptions on Properties

Exhibit Q:  Required Tenant Estoppels

Exhibit R:  Form of Horsham 11-14 Option

Exhibit S:  Form of Opinion

Exhibit T:  Form of Employment Agreement

Exhibit U:  Form of Assignments of Project Partnership Interests

Exhibit V:  Form of Amendment and Restatement of Project Partnership Agreements

Exhibit W:  Form of Distribution Support and Loan Agreement

Exhibit X:  BRT Disclosure Schedule

Exhibit Y:  BRT Rent Rolls

Exhibit Z:  Insurance Policies relating to BRT Properties

Exhibit AA: BRT Properties

Exhibit BB: Form of Whitelands Environmental Indemnity

                            INDEX OF DEFINED TERMS
                            ----------------------

Defined Term                                                             Section
------------                                                             -------

A Properties............................................................Recitals

B Properties............................................................Recitals

Assumed Liabilities..........................................................2.6

BRT Disclosure Schedule...................................................3.1(k)

BRT OP..................................................................Recitals

BRT Properties............................................................3.1(e)

BRT Rent Rolls............................................................3.1(e)

BRT Units...............................................................Recitals

C Properties............................................................Recitals

Class A LP Units........................................................Recitals

Closing......................................................................6.1

Closing Certificate.......................................................4.3(f)

Closing Date.................................................................6.1

Company SEC Reports.......................................................3.1(h)

Existing Partners............................................................2.2

GECC......................................................................3.2(f)

GECC Loan.................................................................3.2(f)

Hazardous Materials.......................................................3.1(j)

Initial Properties........................................................3.2(h)

Lawrenceville Property..................................................Recitals

Leedom II............................................................Section 2.3

Leedom Partnership Interests.........................................Section 2.3

Leedom Retained Interest.............................................Section 2.3

Newtech III Interest.........................................................2.2

Partnership.............................................................Recitals

Partnership Agreement........................................................1.1

Permitted Exceptions......................................................4.1(a)

Project Partnership Interests................................................2.2

Project Partnerships....................................................Recitals

Properties..............................................................Recitals

Property................................................................Recitals

Proxy Statement...........................................................3.2(h)

Retained Interests...........................................................2.2

SSI Disclosure Schedule...................................................3.3(h)

SSI Leases................................................................3.3(j)

SSI Rent Rolls............................................................3.3(j)

Significant Agreement............................................3.2(j) & 3.3(h)

Tax..............................................................3.2(u) & 3.3(s)

Tax Return.......................................................3.2(u) & 3.3(s)

TNC Disclosure Schedule...................................................3.2(j)

TNC Leases................................................................3.2(l)

TNC Rent Rolls............................................................3.2(l)

Witmer..................................................................Recitals

Witmer Class A Units....................................................Recitals

Witmer Class B Units....................................................Recitals

Witmer GP...............................................................Recitals

                                                                       EXHIBIT D

                                  AGREEMENT

          THIS AGREEMENT is made as of the ___ day of August, 1996 by and among Brandywine Realty Trust, a Maryland real estate investment trust (the "Trust"), Safeguard Scientifics, Inc., a Pennsylvania corporation ("SSI"), and Safeguard Scientifics (Delaware), Inc. ("Sub"), a Delaware corporation and a wholly-owned subsidiary of SSI (SSI and Sub are collectively referred to herein as the "Holder").

          WHEREAS, as of the date hereof, Sub is acquiring 775,000 common shares of beneficial interest, par value $.01 per share ("Common Shares"), of the Trust, warrants exercisable for an additional 775,000 Common Shares and additional securities convertible under certain circumstances into Common Shares; and

          WHEREAS, the Trust desires to obtain from the Holder, and the Holder desires to obtain from the Trust, certain agreements, as set forth herein.

          NOW, THEREFORE, intending to be legally bound hereby, the parties hereto agree as follows:

          1. NOMINATION OF DESIGNEES TO THE BOARD. During the term hereof, but only for so long as Richard M. Osborne ("RMO") and the Richard M. Osborne Trust ("RMO Trust") are collectively the beneficial owners of at least ten percent (10%) of the outstanding Common Shares, the Holder agrees to vote its Common Shares for the election of either RMO or, in the discretion of RMO, any person designated by RMO and who is reasonably acceptable to a majority of the Board of Trustees of the Trust to the Board of Trustees at each annual meeting of shareholders of the Trust at which elections to the Board of Trustees are to be held, provided that such agreement of the Holder shall terminate in the event (i) of the occurrence of any matter relating to RMO or such designee that would require disclosure by the Trust in any filing to be made by it with the Securities and Exchange Commission of any of the events enumerated in
Item 401(f) of Regulation S-K, as now in effect or as amended from time to time (an "Item 401(f) Occurrence") or (ii) RMO or such designee takes any action which could reasonably be expected to have a material adverse effect on the Trust. For purposes of this Agreement, beneficial ownership shall be determined in the manner prescribed by Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). During the term hereof, but only for so long as the Holder is the beneficial owner of at least ten percent (10%) of the outstanding Common Shares, the Company will cause three individuals designated by the Holder to be nominated for election to the Board of Trustees provided that (i) no
Item 401(f) Occurrence has occurred with respect to any such individual,
(ii) no such individual has taken any action which could reasonably be expected to have a material adverse effect on the Trust, and (iii) each such individual is reasonably acceptable to a majority of the Board of Trustees.
The initial designees of the Holder are Warren V. Musser, Anthony A.
Nichols, Sr. and Walter D'Allessio.

          2. PROXY SOLICITATIONS. During the term hereof, without the consent of a majority of the independent members of the Board of Trustees, Holder agrees that it will not: (i) make or participate in, directly or indirectly, any "solicitation" of "proxies" (as such terms are defined or used in Regulation 14A promulgated pursuant to the Exchange Act) or become a "participant" in any "election contest" (as such terms are used in Regulation 14A) with respect to the Trust, (ii) seek to encourage any third person to vote Common Shares in opposition to the recommendation of a majority of the Board of Trustees, (iii) propose any change in the Declaration of Trust of the Trust or (iv) assist any attempt by any other person or entity to do any of the foregoing. During the term hereof, if the Holder learns of any efforts by any third party to (i) make or participate in, directly or indirectly, any solicitation of proxies or become a participant in any election contest with respect to the Trust, (ii) encourage any third person to vote Common Shares in opposition to the recommendation of a majority of the Board of Trustees, (iii) propose any change in the Declaration of Trust or (iv) assist any person or entity to do any of the foregoing, the Holder will promptly inform the Board of Trustees.

          3. VOTING OF COMMON SHARES. During the term hereof, and except as otherwise required by Section 1 hereof, the Holder agrees to vote all Common Shares beneficially owned by it in accordance with the recommendations of a majority of the Board of Trustees on any matter submitted to a vote of shareholders other than on any of the following matters: (i) a merger, consolidation or liquidation of the Trust or a sale by the Trust of all or substantially all of its assets and (ii) any amendment to the Declaration of Trust of the Trust which, in the reasonable judgment of a majority of the Board of Trustees, adversely affects the rights of shareholders. In any event, during the term hereof, the Holder agrees to vote all Common Shares beneficially owned by it in favor of any financing for which shareholder approval is sought, including without limitation, any financing having the terms referenced in clause (ii) of the first sentence of Section 7(a), provided that the financing is recommended by a majority of the Board of Trustees.

          4.   RESTRICTIONS ON DISPOSITIONS.  During the term hereof, the
Holder shall not, directly or indirectly, sell, assign, transfer or otherwise dispose of any Common Shares except: (i) in transactions under Rule 144 promulgated under the Securities Act of 1933, as amended; (ii) in a private transaction to any person who is not then a business competitor of the Trust and who, immediately following the transaction, would own less than five percent (5%) of the outstanding Common Shares; (iii) in response to a bona fide tender or exchange offer by a third party for at least 80% of the outstanding Common Shares and supported by a majority of the Board of Trustees; or (iv) in a merger or statutory share exchange pursuant to which ownership of the Trust is acquired by a third party. Notwithstanding the foregoing, during the term hereof, Holder may transfer up to 52,000 Common Shares to Anthony A.
Nichols, Sr. (subject to adjustment for stock splits, stock dividends and reverse stock splits) so long as Mr. Nichols holds such Common Shares subject to the same restrictions applicable to them while they were owned by the Holder. During the term hereof, the Holder agrees to enter into a customary "lock-up" letter upon the request of the underwriters in connection with any public equity offering described in Section 7a(ii) by the Trust, provided that (i) the duration thereof does not extend for more than 365 days following the effective date of the applicable registration statement and (ii) all other holders of in excess of ten percent (10%) of the Common Shares and all Trustees and executive officers of the Trust execute a substantially similar letter.

          5. REIT STATUS. During the term hereof, the Holder agrees not to pursue any action which may disqualify the Trust's status as a real estate investment trust under the Internal Revenue Code of 1986.

          6. LEGEND. During the term hereof, the Trust may cause any certificates evidencing Common Shares beneficially owned by the Holder to bear a legend indicating the existence of this Agreement.

          7.   TERM.

               a. The term of this Agreement shall be for a period ending on the earlier of the (i) third anniversary of the date of this Agreement or (ii) completion by the Trust of a public or private equity offering yielding (a) at least $35.0 million of net proceeds to the Trust at a price per share at least equal to the per share book value of the Common Shares as of the end of the most recently preceding quarter or (b) at least $25.0 million of net proceeds, but less than $35.0 million of net proceeds, at a price per share of at least $5.50.

               b. Upon expiration or termination of the term, all rights and obligations of the parties hereto shall terminate, except for any rights arising out of the breach by a party hereto of its obligations hereunder.

          8. SPECIFIC PERFORMANCE AND REMEDIES. The parties to this Agreement acknowledge and agree that irreparable damage would occur to the aggrieved party in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, and acknowledge and agree that termination of this Agreement and monetary damages would not provide adequate remedies. It is accordingly agreed that each of the parties shall be entitled to injunctive relief to prevent breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States in addition to any other remedy to which it may be entitled at law or in equity, including, without limitation, monetary damages.

          9. EXPENSES. All fees and expenses incurred by any party hereto shall be borne by the party incurring them; provided that if any party incurs expenses in an effort to enforce compliance by another party of its obligations hereunder and prevails in such effort, the prevailing party shall be entitled to recover such expenses from such other party.

          10. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement, and supersedes all prior agreements and understandings, whether oral or written, among the parties hereto with respect to the subject matter hereof. This Agreement may not be amended orally, but may be amended only by an instrument in writing signed by each of the parties hereto.

          11. COUNTERPARTS. For the convenience of the parties, any number of counterparts of this Agreement may be executed by the parties hereto. Each such executed counterpart shall be, and shall be deemed, an original instrument, and all such executed counterparts shall be deemed to be one and the same instrument.

          12. NOTICES. All notices given hereunder shall be in writing and delivered personally, or sent by telex, telecopier or registered mail, postage prepaid, or by overnight delivery service, if to:

                    THE TRUST

                    Two Greentree Centre
                    Suite 100
                    Marlton, NJ  08053
                    Telecopier No. (609) 797-0425

                    THE HOLDER

                    800 The Safeguard Building
                    435 Devon Park Drive
                    Wayne, PA  19087

or to such other address, or such telex or telecopier number, as any party may, from time to time, designate in a written notice given in like manner. Notice given by overnight delivery service shall be deemed delivered on the day following the date the same is accepted for next day delivery by said service. Notice delivery by telecopier shall be deemed to be delivered when transmitted. Notice delivered personally shall be deemed to be delivered when delivered to the addressee.

          13. CHOICE OF LAW. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Maryland, without reference to the conflict of laws principles thereof.

          14. HEADINGS. The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

          15. NO WAIVER. Any waiver by any party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

          16. SEVERABILITY. If any clause, provision or section of this Agreement is held illegal or invalid by any court, the illegality or invalidity of such clause, provision or section shall not affect any of the remaining clauses, provisions or sections of this Agreement, and this Agreement shall be construed and enforced as if such illegal or invalid clause, provision or section had not been contained herein. In case any agreement or obligation contained in this Agreement is held to be in violation of law, then such agreement or obligation shall be deemed to be the agreement or obligation of the applicable party hereto to the full extent permitted by law.

          17. RESTRICTION ON CERTAIN AMENDMENTS. During the term hereof, the Trust agrees that it will not make any amendment to that certain Agreement dated as of March 20, 1996 among the Trust, RMO and the RMO Trust (the "RMO Agreement") without either making a corresponding amendment to this Agreement or obtaining the consent of the Holder and the Trust will not make any amendment to this Agreement without either making a corresponding amendment to the RMO Agreement or obtaining the consent of RMO.

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                         BRANDYWINE REALTY TRUST

                                         By:__________________________
                                            President

                                         SAFEGUARD SCIENTIFICS, INC.

                                         By:__________________________
                                            Vice President

                            [EXECUTIONS CONTINUED]

                                         SAFEGUARD SCIENTIFICS
                                         (DELAWARE), INC.

                                         By:__________________________
                                            Vice President


          The undersigned hereby acknowledges the provisions of Section 17 hereof.

                                         THE RMO TRUST

                                         By:_________________________
                                         Title:  Trustee